SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☒

Securities Act Rule 802 (Exchange Offer) ☐

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Apptix ASA

(Name of Subject Company)

N/A

(Translation of Subject Company's Name into English (if applicable))

Norway

(Jurisdiction of Subject Company's Incorporation or Organization)

Apptix ASA

(Name of Person(s) Furnishing Form)

N/A

(CUSIP Number of Class of Securities (if applicable))

Nesoyveien 4, P.O. Box 317, N-1377 Billingstad, Norway
Telephone: 011 47 66 77 65 70

(Name, address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Tuesday, May 14, 2002

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITIES HOLDERS

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITIES HOLDERS

PART III – CONSENT OF SERVICE OF PROCESS

PART IV – SIGNATURES

PART IV - SIGNATURES

(1) Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person's authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative's authority with the Form.

(2) Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

[signature]

(Signature)

Jason Donahue, Chief Executive Officers, Apptix ASA

(Name and Title)

5/8/02

(Date)

SUBSCRIPTION FORM

RIGHTS OFFERING OF NEW SHARES IN APPTIX ASA
SHAREHOLDERS AS AT MAY 7, 2002 HAVE PREFERENTIAL RIGHTS TO SUBSCRIBE FOR THE NEW SHARES

GUIDANCE FOR THE SUBSCRIBER

Subscription takes place from **May 14, 2002 to May 28, 2002, both dates inclusive**. Accurately completed subscription forms must be received by the Subscription Office no later than May 28, 2002 at 16:00 hrs (Norwegian time). Subscription forms received to late or not accurately completed could be rejected without further notice.

Subscription office:

Carnegie ASA
Stranden 1, Aker Brygge
P.O.Box 684 Sentrum
N - 0106 Oslo
Fax no: +47 22 00 99 60
Phone: +47 22 00 93 00

Apptix ASA's shareholders as at May 7, 2002 have a pre-emptive right to subscribe for the new shares. Subscribers in the Directed Offering have waived their right to use their preferential rights in the rights offering for the shares allotted in the Directed Offering and the Additional Directed Offering. For more information, see chap. 4.2 in the enclosed Prospectus dated May 10, 2002. One subscription right gives the right to subscribe for one new share with par value NOK 0.0666 at the offering price of NOK 6.453 per share. One subscription right will be issued for each 10 shares held as at May 7, 2002. No fractions of Subscription Rights will be issued.

The subscription rights are transferable and will be listed at Oslo Børs (OSE) during the subscription period. The subscription rights must be used to subscribe for new shares or be sold before the end of the subscription period, as they will have no value after the end of the subscription period. When subscribing for new shares, each subscriber must give Nordea, Verdipapirseksjonen, Oslo (on behalf of the Manager) an irrevocable authorisation to debit a given bank account with a Norwegian bank for the amount payable by the subscriber for the new shares allocated to such subscriber. Subscribers not having a Norwegian bank account must contact the subscription office. Notification of allocation is expected to be sent out on or about June 3, 2002. It is expected that the amount will be debited on or about June 5, 2002. <u>If there are insufficient funds on the account, or for any reason it is impossible to debit the given bank account, on the debiting date, the Manager reserves the right to do repeated debits of the account. Further, if debiting cannot be made on the due date, the company reserves the right to transfer the subscription obligation, delete the subscription or let the Manager or another person pre-pay and sell the allocated shares for the subscribers account and risk to cover the payment obligation</u>. In the case the allotted shares are sold and the amount do not cover the subscriber's full commitment, the subscriber will be responsible for the residual amount, included interest at the rate of 12 per cent per annum and costs for the seller. Further details regarding the subscription are given in the Prosepctus.

A copy of the shareholders' resolution regarding the rights offering, the notice of the shareholders' meeting, the company's articles of association and the annual report for 2001 are available at Apptix ASA's registered office, Nesoyveien 4, 1377 Billingstad, Norway. Apptix ASA's articles of association, the annual report for 2001 and other subscription material are included in the Prospectus. This subscription form should be read in conjunction with the Prospectus.

SPECIFICATION OF THE SUBSCRIPTION

Subscribers VPS-account	No. of subscription rights	Subscribes for number of shares (included over-subscription)	
		Price pr. share NOK 6.453 =	NOK

ISIN no. for subscription rights is NO 001 0144926

I am/we are aware of the content of the Prospectus dated May 10, 2002, and I/we hereby subscribe for shares in accordance with this subscription form and the terms set out in the Prospectus. I/we hereby give Nordea, Verdipapirseksjonen, Oslo an irrevocable authorisation to debit my/our below detailed Norwegian bank account for the payment for allocated shares. If payment in full has not been received on the due date I/we herby give the company <u>an irrevocable authorisation to transfer the subscription obligation, delete the subscription or let the Manager or another person pre-pay and sell the allocated shares for my/our account and risk to cover the payment obligation.</u>

Subscriber's Bank account (MUST BE COMPLETED):

Norwegian Bank account – 11 digits (MUST BE COMPLETED)

Ordering location and date Must be dated within the subscription period	Phone in daytime	Binding signature. The person ordering must be of age. When signing by power of attorney, evidence in the form of a company certificate or power of attorney must be enclosed

DETAILS OF SUBSCRIBER:

Subscribers VPS account no.	**PLEASE NOTIFY THE REGISTRAR OF ANY CHANGES**
Subscribers first name	
Subscribers surname/firm etc.	
Street address etc. (private subscribers: state home)	
Postal code and area	
Date of birth and national ID number (11 digits)	
Dividend to be credited to bank account no. (11 digits)	
Nationality	
Telephone (day time)	

*) To be able to order/buy securities the person ordering must have set up a Securities Account (verdipapirkonto or VPS-account). According to the regulations, setting up a VPS account must be done in person, bearing identification, with an account manager that may be a bank or an authorised funds brokerage firm.

Apptix ASA
Nesøyveien 4
P.O. Box 317
N-1377 Billingstad

Telephone: +47 66 77 65 70
Fax: +47 66 77 65 71

Carnegie ASA
Stranden 1, Aker Brygge
P.O. Box 684 Sentrum
N-0106 Oslo

Telephone: +47 22 00 93 00
Fax: +47 22 00 94 00

Prospectus

APPTIX ASA

Rights Offering of 2,742,910 new shares,
each with a par value of NOK 0.0666

Subscription period:
May 14 – 28, 2002

Manager

Carnegie

May 10, 2002

Introduction

This Prospectus has been produced in connection with the Rights Offering in Apptix ASA. The purpose of the Prospectus is to provide shareholders of Apptix ASA and other investors with information on relevant conditions regarding the Rights Offering.

The Prospectus has been prepared in accordance with Section 5-1 of the Securities Trading Act and has been reviewed by Oslo Børs in accordance with Section 5-7 of the Securities Trading Act. The Prospectus has only been produced in English.

Investors must rely upon their own examination of this Prospectus and should study this Prospectus carefully. The contents of this Prospectus should not be construed as legal, accounting or tax advice, or as information necessarily applicable to each investor's particular situation. Each investor should consult his own advisers for independent advice so that a balanced judgement can be made of the Rights Offering and all that is discussed and described in this Prospectus. Each investor should also consult with its own advisers as to the legal, tax and other implications of the Rights Offering.

The Prospectus includes forward-looking statements regarding Apptix ASA, including projections and expectations, which involve risk and uncertainty. Such statements are included without any guarantee as to their future realisation. Although Apptix ASA believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, no assurance can be given that such projections will be fulfilled. Any such forward-looking statement must be considered along with knowledge that actual events or results may vary materially from such predictions due to, among other things, political, economic, financial or legal changes in the markets in which Apptix ASA does business, and competitive developments or risks inherent to Apptix ASA's business plan. Many of these factors are beyond Apptix ASA's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements.

No person has been authorised or is entitled to provide any information or make any representations on behalf of Apptix ASA regarding the Rights Offering other than included in this Prospectus. If any such information or representation is provided or made by any party other than Apptix ASA, such information or representation, as the case may be, should not be relied upon as having been provided or made by or on behalf of Apptix ASA.

The issue and distribution of this Prospectus does not imply in any way whatsoever that the information included herein continues to be correct and complete at any date beyond the date of this Prospectus.

If no other source is quoted, Apptix ASA's Board of Directors and Management are the sources of the information in this Prospectus.

This Prospectus is subject to Norwegian law. Any dispute arising in respect of the Prospectus will be subject to Norwegian law and the exclusive jurisdiction of the Norwegian courts.

Apptix ASA is a public limited liability company incorporated and existing according to the laws of Norway under registration number 883 742 192, and with its registered office at Nesøyveien 4, 1377 Billingstad, Norway.

Any documents referred to in this Prospectus are available at Apptix ASA's registered office.

Restrictions

General

Law may in certain jurisdictions, restrict the distribution of this Prospectus or any separate summary documentation regarding the Rights Offering. Therefore, persons obtaining this Prospectus or into whose possession this Prospectus otherwise comes, are required to, and should, inform themselves of and observe all such restrictions. Any failure to comply with such restrictions may constitute a violation of the securities laws of any such jurisdiction. Apptix ASA, Carnegie ASA or Bugge, Arentz-Hansen & Rasmussen do not accept or assume any responsibility or liability for any violation by any person whomsoever of any such restriction. By accepting the Rights Offering, the relevant investor shall be deemed to have warranted that the acceptance is in accordance with all relevant laws and regulations. Apptix may disregard any acceptance that is in breach of applicable laws and regulations.

United States of America

The Subscription Rights and the Rights Offering New Shares are being offered to holders resident in the United States pursuant to the exemption provided by Rule 801 under the US Securities Act 1933, as amended (the "US Securities Act"). Subscription Rights may not be transferred by US holders except in accordance with Regulation S under the US Securities Act. The Rights Offering New Shares have not been and will not be offered or sold in a transaction registered under the US Securities Act.

US holders should also note the following:
This Rights Offering is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

United Kingdom

This Prospectus is not a prospectus for purposes of the UK Public Offer of Securities Regulations 1995 and, accordingly, the Subscription Rights and the Rights Offering New Shares must not be offered or sold, and this Prospectus must not be sent, to persons in the United Kingdom except for persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted in and will not result in an offer to the public in the United Kingdom within the meaning of UK Public Offer of Securities Regulations 1995.

Contents

1. STATEMENTS OF RESPONSIBILITY

Board of Directors

This Prospectus has been prepared in accordance with the Norwegian Securities Trading Act of 19 June 1997 No 79. To the best of the knowledge of the Board of Directors of Apptix ASA, the information contained in this Prospectus is in accordance with the facts and contains no omissions likely to affect the import of the Prospectus.

Oslo, May 10, 2002

The Board of Apptix ASA

Michael S. Mathews
Chairman

Bjørge Gretland

Kjell Bråthen

Jason Donahue

The Manager

Carnegie ASA, acting as Manager, has prepared this Prospectus in cooperation with Apptix' Board, Management and administration. The Manager has endeavored to give as consistent and comprehensive a picture of Apptix as possible. The preparation work has been carried out on the basis of available information and discussions with Apptix' Management and administration. The Manager cannot however, guarantee, nor does he guarantee, that the content of the Prospectus is accurate and exhaustive, and consequently, the Manager accepts no legal or financial liability for the Prospectus. On May 8, 2002 Carnegie ASA held 0 shares in Apptix ASA.

Oslo, May 10, 2002

Carnegie ASA

Legal advisor

As Norwegian legal advisor to Apptix ASA, we have reviewed originals or copies of the company's Certificate of Registration, Articles of Association and the minutes of an extraordinary shareholders' meeting of Apptix ASA on April 5, 2002, and of an extraordinary shareholders' meeting of Apptix ASA on April 8, 2002, all of which we have assumed to be correct and complete in all respects. Further, we have made such other investigations as we have deemed necessary for the purpose of this statement.

In our opinion, the capital increases described in this Prospectus, have been duly adopted by the competent body of Apptix ASA.

Further, we have reviewed Section 4 (The Rights Offering) and Section 11 (Tax Issues) of this Prospectus. On the basis of the information submitted to us by Apptix ASA, we are of the view that these sections of the Prospectus provide a balanced and satisfactory description of the legal matters described therein affecting Apptix ASA.

Our review of this Prospectus did not extend to commercial, financial or accounting matters, and is limited to matters of Norwegian law.

Oslo, May 10, 2002

Bugge, Arentz-Hansen & Rasmussen

Advokatfirma

Auditors

Ernst & Young act as auditors for Apptix, and have provided the following statements to be included as appendices to the Prospectus:

- Auditor's report regarding limited review of Apptix ASA, 2001
- Auditor's report regarding pro forma adjustments, 2000/2001.
- Auditor's report regarding limited review for Apptix ASA for the three months period ended March 31, 2002

2. DEFINITIONS, TERMS AND EXPRESSIONS*

Anti-dilution Rights	:	The anti-dilution Rights granted to the Syndicate Members, as described in Section 4.1.3
Additional Directed Offering	:	The directed offering of Additional Directed Offering New Shares as described in Section 4.1.3
Additional Directed Offering New Shares	:	New shares in the Company issued pursuant to the Additional Directed Offering
AIP	:	Application Infrastructure Provider
AMN	:	Application Management Network architecture
Apptix	:	Apptix ASA, registration number 883 742 192
ASP	:	Application Service Provider
ASP Business	:	The ASP business conducted by TeleComputing
BSS	:	Business Support System
Carnegie	:	Carnegie ASA
Company	:	Apptix
Demerger	:	The demerger of TeleComputing through the separation and transfer of the SPS Business activities to Apptix, consideration going to TeleComputing shareholders in the form of Apptix shares
Directed Offering	:	The offering of Directed Offering New Shares as further described in Section 4.1.3
Directed Offering New Shares	:	New shares in Apptix issued pursuant to the Directed Offering
Directed Offering Price	:	The subscription price for Directed Offering New Shares in the Directed Offering, as further described in section 4.1.3
Directed Offerings	:	The Directed Offering and the Additional Directed Offering
Extraordinary Shareholders' Meeting	:	The extraordinary shareholders' meetings of the Company held on April 5, 2002 and April 8, 2002
ISP	:	Internet Service Provider
ISV	:	Independent Software Vendor
IT	:	Information Technology
LAN	:	Local Area Network
Maintenance base	:	The total annual amount under contract that will be invoiced to existing customers for maintenance of software
NOK	:	Norwegian kroner, the legal tender of Norway
NSP	:	Network Service Provider
OEM	:	Original Equipment Manufacturer – products made and sold by a company under a brand name but where other producers often supply parts.
OSS	:	Operations Support System
PKI	:	Public Key Infrastructure
Public Limited Companies Act	:	The Norwegian Public Limited Companies Act of 13 June 1997 No 45
Register of Business Enterprises	:	The Norwegian Register of Business Enterprises
Rights Offering	:	The public offering of Rights Offering New Shares with preferential rights for existing shareholders as further set out in Section 4.2
Rights Offering New Shares	:	New shares in the Company to be issued pursuant to the Rights Offering
Rights Offering Price	:	The subscription price of NOK 6.453 per Rights Offering New Shares subscribed in the Rights Offering
Securities Trading Act	:	The Norwegian Securities Trading Act of 19 June 1997 No 79
Small to Mid-sized Enterprises	:	Enterprises between 50 and 500 employees
SPS	:	Service Provider Solutions
Stock Exchange Regulations	:	The Norwegian Stock Exchange Regulations of 17 January, 1994 No 30
Subscription Agreement	:	The Share Subscription Agreement dated November 16, 2001 between, on the one hand, the Company and TeleComputing and on the other the Syndicate Members and relating to the Directed Offering, the Additional Directed Offering and the Anti-dilution Rights
Subscription Period	:	The subscription period in the Rights Offering, being May 14, 2002 to May 28, 2002 at 16:00 hrs (Oslo time) (both dates inclusive)
Subscription Rights	:	Transferable subscription rights to be issued to shareholders in connection with the Rights Offering, as further set out in Section 4.2.6

* These definitions also apply to the pages preceding this section.

Syndicate Members :	Convexa Capital AS, Pollex AS, Hafslund Invest AS, Jon Unneberg, Edvin Austbø, Bidos AS, Carnico AS, Sabaro Ltd. and Plentous Corp. jointly
Syndicate Subscription Rights :	Independent subscription rights issued to the Syndicate Members to facilitate the Anti-dilution Rights, as further set out in Section 4.1.3
TeleComputing :	TeleComputing ASA, registration number 977 249 287
The Manager :	Carnegie ASA
The Prospectus :	This prospectus dated May 10, 2002 and prepared in connection with the Directed Offerings
TECOS :	Means TECOS Operations Support System (OSS), an SPS software platform developed to automate the provisioning and management of hosted applications and web services.
U.S. or United States :	The United States of America, its territories and possessions
VAR :	Value added reseller
VPS :	The Norwegian Central Securities Depository.
WAN :	Wide Area Network
Wholesale :	ASP services sold by Apptix to telcos and other customers who, in turn, brand these services and sell them on to their own customers. Also known as "Private Label"

3. EXECUTIVE SUMMARY

3.1 The Rights Offering

At extraordinary shareholders' meetings in Apptix held on April 5, 2002 and April 8, 2002 (jointly the "Extraordinary Shareholders' Meeting"), the Company's shareholders approved a contribution of up to NOK 17,700,000 in new equity (the "Rights Offering") through the issuance of new shares of par value NOK 0.0666 each (the "Rights Offering New Shares"). The offering price for each Rights Offering New Share (the "Rights Offering Price") is NOK 6.453 (the "Rights Offering Price"). The Rights Offering Price equals the average subscription price on which the Additional Directed Offering was based (see further Section 4.1.3 and4.2.2 below). The aggregate number of Rights Offering New Shares offered in the Rights Offering is 2,742,910. The Rights Offering has been fully underwritten.

Registered holders of Shares as per May 7, 2002 (the "Record Date"), as appearing in the transcript from VPS in the morning three business days after such date, will receive transferable subscription rights (the "Subscription Rights") giving a preferential right for the subscription of Rights Offering New Shares. Subscribers in the Directed Offering have waived their right to use their preferential rights to subscribe for Rights Offering New Shares in the Rights Offering for a number of shares equaling the number of shares allocated to them in the Directed Offering and the Additional Directed Offering.

The subscription period in the Rights Offering is between May 14, 2002 and May 28, 2002 at 16:00 hrs (Oslo time) (both dates inclusive).

3.2 The Directed Offerings and the Anti-dilution Rights

At the Extraordinary Shareholders' Meeting, the Company's shareholders also approved, among other things, (i) an increase of the Company's share capital by NOK 356,240.203 in connection with the Directed Offering, (ii) an increase of the Company's share capital by from NOK 0.0666 to NOK 179,949.6702 in connection with the Additional Directed Offering, and (iii) an issuance of 4,088,749 independent subscription rights in the Company in connection with the anti-dilution rights awarded to subscribers in the Directed Offering.

The 5,348,952 new shares issued in the Directed Offering (the "Directed Offering New Shares") were subscribed by the Syndicate Members in the minutes from the extraordinary shareholders' meeting on April 5, 2002 at a subscription price of NOK 9.679 per share (the "Directed Offering Price"). Shareholders' pre-emptive rights were derogated from in the Directed Offering. The change in the Company's share capital pursuant to the Directed Offering was registered as completed in the Register of Business Enterprises on April 19, 2002.

Pursuant to the Subscription Agreement and the resolution of the Extraordinary Shareholders' Meeting, if the average volume weighted share price quoted on Oslo Børs in the period between April 22, 2002 and May 6, 2002 (both dates inclusive) for the Apptix shares was lower than the Directed Offering Price, then the effective subscription price to be paid by the Syndicate Members was to be reduced to equal this lower price through an additional share issue at par value (the "Additional Directed Offering"). The number of shares issued in the Additional Directed Offering (the "Additional Directed Offering New Shares") was to comprise a number of shares such that the average subscription price in the Directed Offering and the Additional Directed Offering equals the average volume weighted share price for the Apptix shares traded on Oslo Børs in the period from April 22, 2002 to May 6, 2002 (both days inclusive); *provided, however*, that the average subscription price in no event was to be lower than NOK 6.453. The average volume weighted share price for the Apptix shares traded on Oslo Børs in the period from April 22, 2002 May 6, 2002 (both days inclusive) was lower than NOK 6.453, which implies that the average subscription price for the Syndicate Members was set at NOK 6.453. Pursuant to the resolution of the Extraordinary Shareholders' Meeting, the subscription price for Rights Offering New Shares in the Rights Offering shall equal the average subscription price paid by the Syndicate Members.

A total of 2,701,947 Additional Directed Offering New Shares were subscribed for by the Syndicate Members on May 6, 2002. The change in the Company's share capital pursuant to the Additional Directed Offering is expected to be registered as completed in the Register of Business Enterprises medio May, 2002.

The Subscription Agreement provides that anti-dilution rights (the "Anti-dilution Rights") shall be granted to the Syndicate Members to the effect that, if a new placement in Apptix is made within 18 months from the time the capital increase in connection with the Directed Offering is registered in the Register of Business Enterprises with a share price lower than the average subscription price in the Directed Offering and the Additional Directed Offering, then the Syndicate Members are entitled to subscribe for new shares in the Company at par value so that the average price per share subscribed for by the Syndicate Members equals the price in the new placement. However, the average price shall not be reduced below NOK 4.302 per share. To facilitate the Anti-dilution Rights, the Extraordinary Shareholders' Meeting resolved to issue 4,088,749 independent subscription rights in the Company pursuant to the Public Limited Companies Act chapter 11 III (the "Syndicate Subscription Rights"). The Syndicate Subscription Rights were subscribed without consideration by the Syndicate Members in the same proportion as they subscribed for Directed Offering New Shares. Existing shareholders' pre-emptive rights to subscribe was derogated from. The Syndicate Subscription Rights are non-transferable and will not be sought listed on Oslo Børs or any other market place.

3.2 Use of Proceeds

The purpose of the Rights Offering and the Directed Offerings is to secure the Company's financial and operational position in both the short and long term following the Demerger. It will provide the foundation for Apptix' further operations and development. After deduction for costs associated with the Rights Offering, the premium shall be allocated to the Company's share premium reserve.

3.3 The Company

The vision for the Service Provider Software ("SPS") Business conducted by Apptix is to provide private label solutions that enable service providers to deliver hosted applications and web services to their customers.

Apptix' best-in-class configuration and service process automation software and private label solutions are delivered using a wholesale application and web services model, and include data center support, network operations center support, help desk support, and implementation services to NSPs and virtual (non network-based) service providers worldwide. Apptix will mainly be focused on the provision of ASP and web services to service providers in the US and Europe. The objective will be to continue to sign contracts with these customers, each of whom has a leverage-able sales force and customer base of its own.

The SPS Business will continue to market and provide infrastructure and operational solutions to companies that wish to provide private label application services to their own customer base.

3.4 Market Conditions

The Network Service Provider industry includes a number of competitors, but has no clear market leader. Apptix competes against decisions by Network Service Providers to develop their own delivery platform or service offering. The retail ASP business model in the US, in which small application service providers attempted to sell directly to companies, has undergone rapid consolidation. These companies lacked the financial and technical resources to implement their business plans. The telecommunications companies, which have both better resources and access to customers, have themselves stepped into the void, after recognizing the potential revenues that can be realized from providing these incremental services. At the same time, the telcos understand that the commitment to product development is significant and are therefore exploring outsourcing to third party service providers that can get them up and running quickly.

3.5 Financials – Key Figures

Consolidated pro forma Income statement and Balance sheet year ended December 31, 2001 and December 2000 for Apptix ASA. In addition, consolidated Income statement and Balance sheet three months ended March 31, 2002.

Apptix ASA (NOK 1,000)	Consolidated Income statement and Balance sheet		
	3 months ended March 31, 2002	2001	2000
Profit and loss account			
Operating revenue	3 457	11 379	5 055
Operating loss	(40 399)	(147 456)	(242 793)
Loss before taxes	(40 177)	(143 327)	(239 011)
Net loss	(40 177)	(143 327)	(239 011)
Balance sheet			
Non-current assets	35 121	42 636	64 426
Current assets	62 344	83 370	101 059
Total assets	97 465	126 006	165 485
Total paid in capital	62 815	96 806	133 276
Total long term debt	20 701	14 938	14 483
Total current liabilities	13 949	14 262	17 726
Total liabilities and shareholders' equity	97 465	126 006	165 485
Loss per share	-1,46	-5,34	-10,2

4. THE RIGHTS OFFERING

4.1 General

4.1.1 Current Share Capital

The registered share capital of Apptix as at the date of this Prospectus is NOK 2,183,056.558 divided into 32,778,627 shares of par value NOK 0.0666 each.

4.1.2 Resolutions to increase the Company's Share Capital; Resolution to issue Independent Subscription Rights

At the extraordinary shareholders' meetings of Apptix held on April 5, 2002 and April 8, 2002 (jointly the "Extraordinary Shareholders' Meeting"), the Company's shareholders approved, among other things, the following actions:

(i) an increase of the Company's share capital by NOK 356,240.203 through an issue of 5,348,952 new shares of par value NOK 0.0666 each in connection with the Directed Offering (See Section 4.1.3 below).

(ii) an increase of the Company's share capital by from NOK 0.0666 to NOK 179,949.6702 through an issue of up to 2,701,947 new shares of par value NOK 0.0666 each in connection with the Additional Directed Offering (See Section 4.1.3 below).

(iii) an increase of the Company's share capital by from NOK 0.0666 to NOK 183,188.7612 through an issue of from 1 to 2,750,582 new shares of par value NOK 0.0666 each in connection with the Rights Offering (See Section 4.2 below). The number of shares offered and the subscription price is decided by the Board pursuant to the provisions such that the total number of shares offered shall equal a total subscription amount of NOK 17,700,000. The subscription price is determined by the Board within a range of NOK 6.453 and NOK 9.679 per share. The subscription price shall equal the average subscription price on which the share capital increase decided under item (ii) is based. The shares shall be paid for in cash. The Rights Offering has been fully underwritten.

(iv) an issuance of 4,088,749 independent subscription rights in the Company in connection with the anti-dilution rights awarded to subscribers in the Directed Offering (See Section 4.1.3 below).

(v) an issuance of 411,436 independent subscription rights to Carnegie ASA as part of its commission for the underwriting of the Rights Offering (See Section 4.2.13 below).

(vi) an issuance of 4,114,365 independent subscription rights to Carnegie ASA in connection with the right Carnegie ASA has been granted to have the subscription price for any shares in the Rights Offering it subscribes for pursuant to its underwriting obligation reduced (See Section 4.2.13 below).

The change in the company's share capital pursuant to the Directed Offering (item (i) above) was registered as completed in the Register of Business Enterprises on April 19, 2002.

Not taking into account any exercise of the independent subscription rights mentioned under item (iv), (v) and (vi) above, the resolutions of the Extraordinary Shareholders' Meeting will have the following effects on the Company's share capital:

- The number of Additional Directed Offering New Shares subscribed in the Additional Directed Offering (item (ii) above) was 2,701,947, each share with a par value of NOK 0.0666, implying a share capital increase of NOK 179,949.6702. The change in share capital pursuant to the Additional Directed Offering is expected to be registered as completed in the Register of Business Enterprises medio May, 2002. After giving effect to the increase in the Company's share capital from the Additional Directed Offering, the share capital of the Company will be NOK 2,363,006.228 divided into 35,480,574 shares of par value NOK 0.0666 each.

- The number of Rights Offering New Shares offered in the Rights Offering is 2,742,910, each with a par value of NOK 0.0666. The Rights Offering is fully underwritten, and implies a share capital increase in the Company of NOK 182,677.806. Hence, after giving effect to the increase of share capital pursuant to the Rights Offering (and assuming the change in share capital pursuant to the Additional Directed Offering is registered in the Register of Business Enterprises), the share capital of the Company will be NOK 2,545,684.034 divided into 38,223,484 shares of par value NOK 0.0666 each.

The terms and conditions that apply to the independent subscription rights mentioned in item (iv), (v) and (vi) above are described in detail in Section 4.1.3 (in respect of item (iv)), in Section 4.2.13 (in respect of items (v) and (vi)) and in this Section 9 under "Warrants, Independent Subscription Rights, etc." (in respect of items (iv) (v) and (vi)). The total amount of independent subscription rights issued is 8,614,550 representing 8,614,550 shares in the Company and a maximum potential increase in the Company's share capital of NOK 573,729.03.

Purpose of the Rights Offering

The purpose of the Rights Offering (together with the already carried out Directed Offerings) is to secure the Company's financial and operational position in both the short and long term following the Demerger. It will provide the foundation for Apptix' further operations and development. After deduction for costs associated with the Rights Offering, the premium will be allocated to the Company's share premium reserve.

4.1.3 The Directed Offerings and the Anti-dilution Rights

At the Extraordinary Shareholders' Meeting, the Company's shareholders approved, among other things, (i) an increase of the Company's share capital by NOK 356,240.203 in connection with the Directed Offering, (ii) an increase of the Company's share capital by from NOK 0.0666 to NOK 179,949.6702 in connection with the Additional Directed Offering, and (iii) an issuance of 4,088,749 independent subscription rights in the Company in connection with the anti-dilution rights awarded to subscribers in the Directed Offering.

The 5,348,952 new shares issued in the Directed Offering (the "Directed Offering New Shares") were subscribed by the Syndicate Members in the minutes from the extraordinary shareholders' meeting on April 5, 2002 at a subscription price of NOK 9.679 per share (the "Directed Offering Price"). Shareholders' pre-emptive rights were derogated from in the Directed Offering. The change in the Company's share capital as a result of the Directed Offering was registered as completed in the Register of Business Enterprises on April 19, 2002.

Pursuant to the Subscription Agreement and the resolution of the Extraordinary Shareholders' Meeting, if the average volume weighted share price quoted on Oslo Børs in the period between April 22, 2002 and May 6, 2002 (both dates inclusive) for the Apptix shares was lower than the Directed Offering Price, then the effective subscription price to be paid by the Syndicate Members was to be reduced to equal this lower price through an additional share issue at par value (the "Additional Directed Offering"). The number of shares issued in the Additional Directed Offering (the "Additional Directed Offering New Shares") was to comprise a number of shares such that the average subscription price in the Directed Offering and the Additional Directed Offering equals the average volume weighted share price for the Apptix shares traded on Oslo Børs in the period from April 22, 2002 until May 6, 2002 (both days inclusive); *provided, however*, that the average subscription price in no event was to be lower than NOK 6.453. The average volume weighted share price for the Apptix shares traded on Oslo Børs in the period from April 22, 2002 until May 6, 2002 (both days inclusive) was lower than NOK 6.453, which implies that the average subscription price for the Syndicate Members was set at the lower threshold of NOK 6.453. Pursuant to the resolution of the Extraordinary Shareholders' Meeting, the subscription price for Rights Offering New Shares in the Rights Offering shall equal the average subscription price paid by the Syndicate Members (See Section 4.2.2 below).

A total of 2,701,947 Additional Directed Offering New Shares were subscribed for by the Syndicate Members on May 6, 2002. The change in share capital pursuant to the Additional Directed Offering is expected to be registered as completed in the Register of Business Enterprises medio May, 2002.

The Subscription Agreement provides that anti-dilution rights (the "Anti-dilution Rights") shall be granted to the Syndicate Members to the effect that, if a new placement in Apptix is made within 18 months from the time the capital increase in connection with the Directed Offering is registered in the Register of Business Enterprises with a share price lower than the average subscription price in the Directed Offering and the Additional Directed Offering, then the Syndicate Members are entitled to subscribe for new shares in the Company at par value so that the average price per share subscribed for by the Syndicate Members equals the price in the new placement. However, the average price shall not be reduced below NOK 4.302 per share. To facilitate the Anti-dilution Rights, the Extraordinary Shareholders' Meeting resolved to issue 4,088,749 independent subscription rights in the Company pursuant to the Public Limited Companies Act chapter 11 III (the "Syndicate Subscription Rights"). The Syndicate Subscription Rights were subscribed without consideration by the Syndicate Members in the same proportion as they subscribed for Directed Offering New Shares. Existing shareholders' pre-emptive rights to subscribe was derogated from. The Syndicate Subscription Rights are non-transferable and will not be sought listed on Oslo Børs or any other market place. If the underwriting agreement comes into force and the effective subscription price for any Rights Offering New Shares the Underwriter subscribes for pursuant to its underwriting obligation is reduced based on the trading of the Apptix shares in the Subscription Period, the anti-dilution right for the Syndicate Members will be used. See section 9 "Share capital and shareholder matters – Warrants, independent subscription rights, etc." for a detailed description of the terms and conditions applying to the Anti-dilution Rights.

4.2 The Rights Offering

4.2.1 The Rights Offering

At the Extraordinary Shareholders' Meeting, the Company's shareholders approved a contribution of NOK 17,700,000 in new equity (the "Rights Offering"), through the subscription of from 1 to 2,750,582 new shares of par value NOK 0.0666 each (the "Rights Offering New Shares"). The aggregate number of Rights Offering New Shares offered in the Rights Offering was resolved in a Board meeting May 6, 2002 to be 2,742,910, based on the subscription price of NOK 6.453.

4.2.2 The Rights Offering Price

The subscription price (the "Rights Offering Price") in the Rights Offering is NOK 6.453 per share. The subscription price in the Directed Offering was set based on a valuation of Apptix as a stand-alone business post Demerger of $ 30 million pre-money, which gives a subscription price of NOK 9.679 per Directed Offering New Share (the "Directed Offering Price"). The Rights Offering Price was determined by the Board within a range of NOK 6.453 and NOK 9.679 per share, and is equal to the average subscription price on which the Additional Directed Offering was based (see Section 4.1.3 above).

No costs relating to the subscription for the Rights Offering New Shares will be for the account of the subscribers, other than the Rights Offering Price itself.

4.2.3 Subscription Period

The subscription period in the Rights Offering (the "Subscription Period") is from May 14, 2002 until May 28, 2002 at 16:00 hrs (Oslo time) (both dates inclusive).

4.2.4 Subscription for Rights Offering New Shares

Subscription for Rights Offering New Shares must be made on a separate subscription form prepared for this purpose (the "Subscription Form"). A Subscription Form is enclosed with this Prospectus. A correctly filled out Subscription Form must be received by the Manager no later than 16:00 hrs (Oslo time) on May 28, 2002. It is not sufficient to mail the Subscription Form on May 28, 2002. The Subscription Form should therefore be sent to the Manager in good time before the end of the Subscription Period, preferably via fax. A subscription is binding and irrevocable for the subscriber from the time the Subscription Form is received by the Manager. Subscription Forms that are incorrectly or incompletely completed, or that are received after the expiration of the Subscription Period, may be discarded without further notice to the subscriber.

4.2.5 Subscription Office

Completed and signed Subscription Forms must be sent or delivered to:

CARNEGIE ASA
Stranden 1
P.O. Box 684, Sentrum
0106 Oslo, Norway

Fax: +47 22 00 99 60
Telephone: +47 22 00 93 00

4.2.6 Subscription Rights

Registered holders of Shares as per May 7, 2002 (the "Record Date"), as appearing in the transcript from VPS in the morning three trading days after such date (T+3), have a pre-emptive right to subscribe for Rights Offering New Shares. Eligible shareholders will receive transferable subscription rights giving a preferential right for the subscription of Rights Offering New Shares (the "Subscription Rights"). The number of shares that was entitled to have subscription rights was 27,429,675 (shares in the Directed Offering and the Additional Directed Offering was not entitled to subscription rights). One Subscription Right will be issued for each 10 shares held as per the Record Date, which implies that 2,742,910 subscription rights will be issued. Transactions made on or before the Record Date but which have not been registered in the VPS in the morning three trading days (T+3) after the Record Date will be disregarded for purposes of allocating Subscription Rights.

One Subscription Right will give the right to subscribe for one Rights Offering New Share. No fractions of Subscription Rights will be issued. To the extent the number of shares held by a shareholder as per the Record Date does not result in a whole number of Subscription Rights, the number of Subscription Rights issued to such shareholder will be rounded down to the nearest whole number.

The Subscription Rights will be registered on each eligible shareholders account with the VPS no later than May 14, 2002 pursuant to Section 10-6 cf. Section 4-11 of the Public Limited Companies Act. The Subscription Rights have security number ISIN NO 001 0144926. VPS will notify qualified shareholders of the number of subscription rights they have been assigned.

The Rights Offering is a public offering, and subscriptions for Rights Offering New Shares can therefore also be made by persons other than holders of Subscription Rights.

4.2.7 Waiver of Preferential Rights

Syndicate Members who subscribed for shares in the Directed Offering have waived their right to use their preferential rights to subscribe for Rights Offering New Shares in the Rights Offering for a number of shares equalling the number of shares allocated to them in the Directed Offering and the Additional Directed Offering. This waiver also includes a waiver of all other rights in this respect, including the right to sell or trade the relevant number of Subscription Rights. Each Syndicate Member will be granted Subscription Rights for any number of shares held as per the Record Date in excess of the number of shares allocated in the Directed Offering and the Additional Directed Offering.

4.2.8 Use of and Trading in Subscription Rights

Subscription Rights may be used to subscribe for Rights Offering New Shares or sold before the end of the Subscription Period. Subscription Rights must be utilized to subscribe for Rights Offering New Shares or sold during the Subscription Period as they will be of no value after the end of the Subscription Period. Subscription Rights acquired during the Subscription Period will carry the same right to subscribe for Rights Offering New Shares as allocated Subscription Rights.

In respect of any shareholder who is not entitled to subscribe for Rights Offering New Shares as a result of limitations imposed by the laws of the country where such shareholder is resident, the Company, or a representative appointed by the Company, will sell such shareholders' Subscription Rights against payment of the net sale proceeds to such shareholder, provided the Subscription Rights have an economic value reasonably in excess of the expected sales expenses. The proceeds of the sale of such Subscription Rights, after deduction for sales expenses, will be distributed pro rata to the affected shareholders.

Except as set out herein, the Company will not sell Subscription Rights not utilized before the expiration of the Subscription Period.

It is possible to subscribe for more Rights Offering New Shares than one has been assigned Subscription Rights.

The Subscription Rights will be listed on Oslo Børs (OSE) in the Subscription Period, and traded under the ticker "APPT".

4.2.9 Allocation

Allotment of Rights Offering New Shares will be made based on the following criteria:

1. Subscriptions made based on Subscription Rights will be allotted Rights Offering New Shares in accordance with the number of Subscription Rights utilised.

2. If the number of Subscription Rights utilized falls short of the total number of Rights Offering New Shares to be issued, holders of Subscription Rights who have oversubscribed, shall be allocated, to the extent possible, additional Rights Offering New Shares in proportion to the number of Subscription Rights each has exercised.

3. In the event of any additional Rights Offering New Shares not allocated to holders of Subscription Rights, such remaining Rights Offering New Shares will be allocated to subscribers without Subscription Rights proportionate to the number of Rights Offering New Shares subscribed for.

The Company's Board reserves the right, in cooperation with the Manager, to round off, cancel or reduce any subscription that is not secured by Subscription Rights.

4.2.10 Allocation Date

Notification regarding allotment of Rights Offering New Shares is expected to be sent out by the Manager on or about June 3, 2002.

4.2.11 Payment for Rights Offering New Shares

Subscribers for Rights Offering New Shares must grant the Manager a power of attorney to debit a specified account with a Norwegian bank for the amount due to be paid for the number of Rights Offering New Shares allotted. This will be done by specifying the bank account number on the Subscription Form.

Payment for subscribed Rights Offering New Shares is expected to take place on or about June 5, 2002. The subscriber is responsible for ensuring that there are sufficient funds on the account on the date the debit is due to take place, and must ensure that sufficient funds are available on the specified account during the period from and including June 5, 2002.

If there are insufficient funds on a subscriber's account, or if the account cannot be debited, interest at 12 per cent per annum will be payable on the delayed sum. Should payment not be made when due, the Board of Apptix reserves the right to, at the risk of the subscriber, cancel the subscription, re-allot the shares, have the Manager or another person pre-fund the payment or otherwise dispose of the allocated Rights Offering New Shares on such terms and in such manner as the Board may decide. Apptix may also, at its sole discretion, sell the subscriber's allotted Rights Offering New Shares through an independent broker to cover the amount outstanding at the subscribers risk and cost. If Rights Offering New Shares are sold and the sales proceeds do not meet the amount payable by the subscriber, the subscriber will be held liable for the balance plus costs and interest at 12 % per annum.

4.2.12 The rights of the Rights Offering New Shares

The Rights Offering New Shares will give rights in the Company as soon as payment in full is received for the shares and the share capital increase has been registered in the Register of Business Enterprise. This is expected to take place on or about June 7, 2002. Rights Offering New Shares will not be transferable before they have been registered on the subscribers' VPS account.

Rights Offering New Shares will give right to dividend payments (if any) from and including the 2001 accounting year.

4.2.13 Underwriting

Carnegie and affiliated companies has guaranteed for full subscription of the Rights Offering. The underwriting commitment does not include any guarantee for payment for subscribed and allocated shares pursuant to the Rights Issue. Carnegie and affiliated companies will subscribe to any Rights Offering New Shares which are not validly subscribed for in the Subscription Period. Carnegie and affiliated companies has a maximum underwriting commitment of NOK 17,700,000.

The underwriting commission that has been agreed with Carnegie and affiliated companies for the subscription guarantee consists of the following elements:

(i) Carnegie and affiliated companies will be entitled to have the effective subscription price for any Rights Offering New Shares it subscribes for pursuant to its underwriting obligation reduced based on the trading of the Apptix shares in the Subscription Period. To facilitate this, the extraordinary shareholders' meeting on April 8, 2002 resolved to issue 4,114,365 independent subscription rights in the Company to Carnegie. The subscription rights shall be subscribed without further consideration. The subscription rights are not assignable. Subscription for subscription rights shall take place between 16:00 and 24:00 on May 28, 2002. Shares subscribed by use of subscription rights shall be subscribed at their par value. One subscription right gives right to demand one new share in the Company. However, the maximum number of subscription rights that can be exercised is a number of subscription rights that gives Carnegie an average subscription price for the shares that are subscribed by utilization of subscription rights and the shares that are subscribed pursuant to its underwriting commitment equal to the lower of the following, but never below NOK 4.302 per share: (i) The volume weighted average share price for the shares traded on Oslo Børs during the Subscription Period for the Rights Offering and (ii) the volume weighted average share price for the shares traded on the exchange during the last three days of the Subscription Period. The right to demand that shares are issued can only be exercised once, and must be used within a period of 30 days from and including the first day after the expiration of the Subscription Period. Subscription rights not exercised in accordance with the preceding lapse. The subscription rights does not give rights in connection with resolutions as mentioned in § 11-12 second sub-paragraph No. 9 of the Public Limited Companies Act (new increases or reductions in the Company's share capital, new resolution to issue subscription rights, liquidation, merger, demerger or reorganization of the Company).

(ii) Carnegie and affiliated companies will receive an underwriting commission of 5 per cent of the proceeds of the Rights Offering payable in cash; and

(iii) Carnegie will receive independent subscription rights equaling 10 per cent of the underwriting commitment. To facilitate this, the extraordinary shareholders' meeting in Apptix on April 8, 2002 resolved to issue 411,436 independent subscription rights in the Company to Carnegie. The subscription rights shall be subscribed without further consideration. Subscription for subscription rights shall take place between 16:00 and 24:00 on May 28, 2002. The subscription rights are not assignable. Shares subscribed by use of subscription rights shall be subscribed at the same subscription price as the average price for Carnegie's underwriting (between NOK 4.302 and NOK 9.679 per share). One subscription right gives right to demand one new share in the Company. However, the maximum number of subscription rights that can be exercised is a number of subscription rights that gives Carnegie the right to subscribe for 10 per cent of the underwriting commitment. The right to demand that shares are issued can only be exercised once, and must be used within a period of 30 days from and including the first day after the expiration of the Subscription Period in the Rights Offering. Subscription rights not exercised in accordance with the preceding lapses. The subscription rights does not give rights in connection with resolutions as mentioned in § 11-12 second sub-paragraph No. 9 of the Public Limited Companies Act (new increases or reductions in the Company's share capital, new resolution to issue subscription rights, liquidation, merger, demerger or reorganization of the Company). Subscription rights not exercised in accordance with the preceding lapses.

4.3 Timetable

Set forth below is an indicative timetable for the Rights Offering. The Company may change the times indicated in the table at any time and at its sole discretion. Further, potential delays may occur as a result of, among other things, delays in connection with registration procedures or other necessary actions requiring more time than anticipated.

Timetable	
Extraordinary shareholders' meeting	April 5, 2002
Extraordinary shareholders' meeting	April 8, 2002
Listing at OSE, SMB-list	April 8, 2002
Completion of Directed Offering	April 19, 2002
Pricing Period	April 22 – May 6, 2002
Subscription for Additional Directed Offering	May 6, 2002
Record date (to subscribe in the Rights Offering)	May 7, 2002
Rights Offering Subscription Period	May 14 - 28, 2002
Allocation of Rights Offering New Shares	June 3, 2002
Payment for Rights Offering New Shares	June 5, 2002
Registration of Rights Offering New Shares in VPS	June 10, 2002

4.4 Expenses

Transaction costs and other costs in connection with the Rights Offering will be covered by the Company and are expected to be as follows:

Expense items	
Carnegie ASA, Stranden 1, 0106 Oslo, financial advisor and manager	NOK 500,000
Carnegie ASA, Stranden 1, 0106 Oslo, Underwriting commission,5% of NOK 17,700,000	NOK 885,000
Bugge, Arentz-Hansen & Rasmussen, Stranden 1, 0116 Oslo, legal assistance	NOK 100,000
Ernst & Young, Nedre Storgt. 42, 3002 Drammen, auditing work	NOK 100,000
Total expenses	***NOK 1,585,000***

The Manager's costs have been calculated on the basis of a contract entered into beforehand, while the remaining costs are based on the estimated hour, tender and fixed price estimates.

No costs relating to the subscription for Rights Offering New Shares will be for the account of the subscribers, other than the Rights Offering Price itself.

4.5 Miscellaneous

4.5.1 Registration Number

The registration number of the Company is 883 742 192.

4.5.2 Norwegian Central Securities Depository

The shares of Apptix are registered with the Norwegian Central Securities Depository (the "VPS") under registration number ISIN NO 001 0123060. The Company's registrar is Nordea, Verdipapirseksjonen, Oslo.

4.5.3 Listing on Oslo Børs

The shares of Apptix are quoted on the SMB List of Oslo Børs with ticker "APP". One trading lot is 500 shares.

4.5.4 Jurisdiction

The Rights Offering and this Prospectus is subject to Norwegian law. Any dispute arising in respect of the Rights Offering or this Prospectus is subject to the exclusive jurisdiction of the Norwegian courts.

The Company is subject to Norwegian law, the Public Limited Companies Act being one of the most important laws in this respect.

A copy of the Articles of Association for Apptix is appended as Appendix 1.

4.5.5 Questions

Any questions regarding the Rights Offering or this Prospectus should be addressed to:

Apptix ASA
Nesøyveien 4
P.O.Box 317
N-1377 Billingstad
Norway

4.5.6 Issue of the Prospectus

The Prospectus is available at Apptix' registered office and also with the Manager. The Prospectus will also be sent to all registered shareholders of Apptix as per May 7, 2002 and all securities brokers registered on Oslo Børs (OSE).

5 APPTIX – BUSINESS OVERVIEW

5.1 Introduction

Apptix is focused on providing private label (wholesale) hosted application services and web services to telecommunications and other network service providers in the U.S. and Europe. The objective is to sign contracts with these customers, each of whom has a leverageable sales force and customer base. Apptix believes that these companies, rather than pure-play hosting companies, will ultimately be the market leaders. Apptix further believes it is uniquely positioned, given its technology platform (TECOS®) and its strategic relationships, to enable this marketplace. TECOS® automates the processes associated with provisioning and managing hosted applications and web services while improving accessibility, reliability, and security. Apptix believes that the service provider-enabler model will allow it to achieve a high degree of leverage of its technology, experience and competencies, which include the TECOS® platform, its server farms and network operations center, its strategic relationships with Microsoft, Citrix, Safeguard Scientific, and Compaq, and its technical operations competencies and best practices given the TeleComputing operating history.

Apptix has invested in extending the functionality of the TECOS platform during 2001 and 2002. Prior to 2001, TECOS was primarily architected for TeleComputing's internal use. When TeleComputing made the decision to launch the SPS Business in late 2000, TeleComputing decided to extend TECOS to support a number of functions which the company believes will be valuable to other service providers delivering hosted applications and web services (this functionality is detailed in the sections below). Recent versions of TECOS have been architected to support rapid customization and integration into service provider environments (supporting the service provider's brand, business processes, etc.); TECOS has been extended to support the rapid addition and automation of provisioning functions for new applications at a service provider's request; and TECOS has incorporated customer self-provisioning and customer self-care functionality.

Apptix has developed a model whereby it tailors and provides TECOS to its service provider clients and gets them quickly into production (generally 60-90 days implementation time). Apptix will largely rely on its service provider customers for data center space and hardware. Once these service providers are selling services, Apptix delivers these services on a "private label" or wholesale basis on behalf of the service providers, and this model allows Apptix to capture a portion of the recurring revenue that the service providers charge for the hosted applications and web services. The service providers have large sales organizations, strong brands, and large embedded customer bases which can be leveraged, and Apptix can quickly benefit from these partners' channels and consequently accelerate its own business more quickly than it would have been able to with a direct sales model.

The diagram below illustrates Apptix' typical solution delivery cycle:



Sales to Service Providers
Initiate Project
TECOS Customization
Implementation
Technical Review
Solution Proposition
Proposal for Sale
Develop Contract
Initial Contract
TCA-Test & Approval
Develop Acceptance Test
Develop Detailed Conditions
Finalize Contract
Customize TECOS
Integrate into Service Provider Systems
Brand Management Portals
Configure Services
Agreement on Solution
Prepare Data Center / NOC
Agreement with 3rd Party Vendors
Develop User Profiles
Determine License Conditions
Prepare Infrastructure at Customer Site
Train Service Provider Sales Team
Assist in Preparation of Offerings & Launch Materials
Ready for System Testing
System Test
Start-Up
Closure
Operation
Establish Test Data
System Test
Process Evaluation
Prepare Help Desk
Provide Sales Support
Activate Initial Users
Support Marketing Launc
Provision Data Center & Server Capacity
In Production Environment
Service Provider Acceptance Test
Approval for Go-Live
Contractual Operations
Sales Support
Demand Generation
Marketing Support
Roll-out of Incremental Services

During 2001, Apptix developed and extended its relationship with Microsoft and Microsoft has formally agreed to "lead" with Apptix' private label solutions as Microsoft's primary private label hosted .NET applications solution to the network service provider community on a global basis. Microsoft has trained the majority of its network service provider business development people on Apptix' solutions, and the two companies are jointly selling these solutions, on the .NET platform. Apptix is on a stand-alone basis or on a joint sales basis with Microsoft pursuing over a dozen network service provider opportunities that Microsoft has introduced Apptix to. Apptix has begun to achieve traction during 2001 and first quarter 2002, and it has increased both the magnitude and sophistication of sales transactions during this period. In the first quarter of 2001, Apptix signed a number of pilot and small deals that allowed it to begin to prove out its model and build the intellectual property. During the second half of 2001 Apptix developed a pipeline of opportunities consisting of competitive network service providers and hosting companies, large multinational network service providers, and large and medium-sized systems integrators and value-added resellers (virtual service providers), and large enterprises looking to deliver vertical services to other industrial players. Early in the third quarter of 2001, Apptix signed its first major private label services deal (with financial commitments) with Globix, a U.S. public hosting and managed services provider. During the fourth quarter of 2001 Apptix signed private label service deals with four additional service providers, including:

(i) Netscalibur, based out of the U.K. and providing service in the U.K., Germany, and Italy;
(ii) XO Communications, providing service in the U.S.;
(iii) Jamcracker, providing service in the U.S.; and
(iv) Outtask, providing service in the U.S.

Though Apptix' operations are primarily based in the U.S., Apptix believes that the scope of its opportunities will extend throughout Europe, the Pacific Rim, and South America, as well.

5.2 Corporate history

1997-1999 TeleComputing ASA invested in building its own hosted application and desktop outsourcing business, and in the process invested in Version 1 of the TECOS platform. TECOS came to be known industry-wide as the leading platform for automating the management of hosted application delivery.

2000 By mid 2000 TeleComputing had received several requests from service providers to either license TECOS or help those service providers build out their own application hosting businesses. Given this significant opportunity TeleComputing decided in December of 2000 to launch its SPS division to enable network service providers to deliver hosted applications.

2001 During 2001, TeleComputing extended its existing intellectual property platform to support third-party service providers who wanted to deploy hosted applications using TECOS and TeleComputing's private label solution. TeleComputing signed several enablement contracts during 2001.

In September of 2001 the TeleComputing board voted to demerge the SPS business from TeleComputing. In December of 2001 shareholders voted in favor of the demerger and TeleComputing named the SPS division Apptix.

Apptix ASA was initially incorporated on September 10, 2001 under the name Startfase 29 AS. TeleComputing acquired 100 % of the shares in this shelf Company on October 19, 2001 for purposes of the Demerger. In an extraordinary general meeting of Startfase 29 AS on November 8, 2001, a resolution was passed to convert the company from a private limited company (AS) to a public limited company (ASA). Prior to TeleComputing's acquisition of the Apptix shares, Apptix did not have any operational activity.

2002 On April 8, 2002, the Demerger became effective. Simultaneously, the share capital of Apptix was first reduced by NOK 1,000,000 to NOK 0 through a redemption of all issued shares in the Company (in order to eliminate TeleComputing's ownership in Apptix), and immediately thereafter increased by NOK 1,826,816.355 from NOK 0 to NOK 1,826,816.355 through an issue of 27,429,675 new shares, each share with a par value of NOK 0.0666. The share contribution for the new shares consisted of the SPS Business of TeleComputing in accordance with the Demerger Plan for the Demerger. The new shares in Apptix were allocated to existing shareholders of TeleComputing at the time the Demerger entered into force. One share in TeleComputing entitled the owner to receive one share in Apptix.

On April 19, 2002, the share capital increase pursuant to the Directed Offering was registered as completed in the Register of Business Enterprises.

5.3 Business vision and strategy

Vision

Apptix provides private label solutions enabling service providers to deliver hosted applications and web services to their customers.

Strategy – Six Principles

To focus on enabling service providers with large installed customer bases to deliver hosted applications and web services to their customers

Apptix targets network service providers (telecom companies, hosting companies, ASPs, ISPs, etc.) and virtual service providers (systems integrators, value-added resellers, etc.) with large customer bases that require full-service, hosted application solutions.

To provide a unique, fully managed and supported private label solution

Apptix differentiates itself by offering a single-source private label solution whereby Apptix' customers can deliver a fully branded hosted applications and web services solution to their customers (NSP and virtual service providers). This solution leverages Apptix' TECOS® platform and competencies such as among others help desk capabilities, network operations center, technical operations capabilities, sales and marketing capabilities.

To expand the service offering within existing customers' subscriber population

Apptix believes its solution can ultimately serve as the hosting platform for all of an enterprise's application requirements. Some of the services that Apptix will offer through service providers to end customers include unified messaging, mobile device and personal digital assistant (PDA) integration, fax server capabilities, Sharepoint Server collaboration software, virtual desktop and digital dashboard capabilities, productivity applications (e.g.: Microsoft Office), commerce applications (e.g.: Microsoft Commerce Server), etc.

To continue to leverage the strategic partnership with Microsoft

During Q3, 2001, TeleComputing and Microsoft signed a commercial agreement which specifies that Microsoft will for a period of three years lead in its marketing and sales efforts with TeleComputing as the primary private label hosted applications offering to network service providers. This agreement has recently been re-signed with Apptix. Further, Microsoft contracted during Q4 2001 to license certain demand generation intellectual property that was specially developed by the Company to help service providers market Exchange Hosting Services and other hosted Microsoft applications. Apptix will continue to further develop the Microsoft relationship.

Remain technology-agnostic

Given the wide array of telecommunications, software and hardware available in the market, Apptix has chosen to design its proprietary TECOS® technology to integrate with all of the major platforms, rather than concentrate on specific vendors. This allows Apptix to reduce the risks inherent in primary vendor relationships and to serve a wider group of wholesale telecommunications providers.

Leverage and expand TECOS® functionality

TECOS® is the backbone which allows Apptix to effectively deliver hosted application services and web services. Apptix is committed to extend the TECOS® technology platform while expanding its operations and business support competencies.

5.4 Legal structure

Apptix ASA and Apptix Holding AS have their registered offices in Asker, Norway. Both companies are holding companies and have no operational role. Apptix, Inc. (formerly known as TeleComputing, Inc.) is the operating subsidiary of Apptix ASA. The Company has its operational headquarters located in Sterling, Northern Virginia in the United States (the operational headquarters recently moved from Florida to Virginia). TECOS Development was set up by TeleComputing, Inc. as an additional operating subsidiary. It was never used and has since been closed. TeleComputing Switzerland was never used and is currently under liquidation.


Apptix ASA
100%
100%
Apptix Holding AS
TeleComputing Switzerland SA*
100%
Apptix, Inc.
100%
TECOS Development Inc**
Electronic Business Inc.**

* The company is under liquidation
** These companies have been liquidated

Investments

In December 1999 Apptix acquired all shares and assets of Electronic Business, Inc., an e-commerce software development company, for an aggregate price, USD 1,011,000. This acquisition was written down in late 2001 and the company was closed in 2002. In February 2002 Apptix acquired certain customers of Commtouch, Inc., a California-based company, in exchange for a fixed percentage of these customers' net revenues for one year.

Geographical areas

In 2001, Apptix signed a private label application hosting contract with Netscalibur in Europe (with rollout planned in Italy, the U.K. and Germany), and with Globix, which also had a sales and operations presence in the U.K. The remainder of the deals Apptix has signed is located in the U.S. All revenues have come from the U.S. market (numbers are shown in NOK 1,000):

	2001	2000
Operating revenue	11 379	5 055
Operating result	(147 456)	(242 793)

5.5 Business Model

The SPS business line was established by TeleComputing Inc. in early 2001 as a wholesale application hosting solution for telecommunications companies and other web service and hosted applications service providers. Apptix Inc. has since become the first Microsoft Gold Certified ASP partner with a turnkey private label offering. Recent versions of TECOS® have also been designed to effectively integrate with network service providers' back-office billing systems, making TECOS® unique with respect to other technology solutions available in the market.

Apptix provides wholesale infrastructure and consultative solutions to companies that then provide branded application services to their own customer bases. TECOS® automates the processes associated with provisioning and managing hosted applications and web services while improving accessibility, reliability, and security. The decline in the high technology sector and general slow-down in the economy has left the Telecommunications and Internet segments (Network Service Providers) struggling to reduce costs and preserve cash. This has resulted in a renewed market-wide focus on "the bottom line".

Hence, Apptix has positioned itself to take advantage of these market conditions by providing wholesale or "private label" application services that can quickly drive additional revenues and higher levels of profitability for the Network Service Providers without requiring substantial upfront capital investments.

The private label model is attractive allowing Apptix to capture recurring revenues that an Apptix service provider customer receives from each of its end user customers. Typically this split ranges between 50% to 70% of total retail revenues going to Apptix. At the same time, the service provider generally achieves between 20% and 50% gross margins on Apptix' services, a margin figure often higher than that for some of the service providers' core network services. The Apptix recurring revenue model is much like the model that has to date made TeleComputing's Nordic business so successful. Furthermore, Apptix believes that as it enables telcos and other service providers become successful delivering hosted applications to end customers, Apptix will be able to grow its revenues much more rapidly than a traditional application hosting business.

When Apptix rolls out a private label solution to a service provider customer, Apptix trains part or all of the service provider's sales organization on selling Apptix' hosted applications and web services (branded to the service provider). These service providers have large sales organizations and management believes that this will play a major role in driving Apptix' success, provided that the service providers are able to attract sufficient end users to purchase the hosted applications and web services offering. Consequently, Apptix has focused and will continue to focus on providing private label end-user demand generation support through sales jump-start programs, brand-able marketing materials, train-the-trainer programs, and other sales and marketing materials to its service provider clients. Furthermore, Apptix will continue to implement and roll out new services to increase end-user demand. Apptix is also working with Microsoft and other partners to design and develop these new services.

5.6 Products and Services Overview

Overview

The Apptix value proposition is to provide an affordable and comprehensive outsourced solution to telcos and other service providers (outsourcers, systems integrators, etc.). The remote hosting of applications by service providers has historically been perceived as a complex undertaking given lack of the appropriate technological solution, capability and high costs. TECOS® solves this.

The Apptix value proposition includes:

- *Allowing service providers to increase revenue per customer*
- *Time to market of 30-60 days for service providers*
- *Positive gross margin target for service providers typically from day one*
- *Sustained gross margin target of 20-55% for service providers*
- *Reduced service provider customer churn through "sticky" services*
- *Ability to add new services with a proven technology framework (TECOS®)*

Apptix' technology and expertise allow customers to remain at the cutting edge of the industry without significant upfront investments and ongoing upgrades. Apptix seeks to provide each of the core elements necessary to make the next-generation enterprise network a reality. These include:

- ***Turnkey "Private Label" web and application services** – this includes the Apptix TECOS® platform, value-added application services, and other supporting services necessary for an NSP to deliver a turnkey service to end-customers.*
- ***Comprehensive sales and marketing support** – this includes the Apptix Revenue Assurance Services that are designed to assist Apptix service provider customers with quickly achieving sales and marketing traction surrounding the Apptix services.*

The Proprietary TECOS® Solution

As a result of the Demerger, the ownership of TECOS® and the associated intellectual property rights were transferred to Apptix. TeleComputing will hold user rights to TECOS® as detailed in the Demerger Plan. It has further been agreed that Apptix upon request, will provide technical support and maintenance services to TeleComputing related to current and future versions of TECOS®.

TECOS®, Apptix' proprietary hosted applications management platform, allows service providers to deliver hosted applications to their customers in an automated, scalable, and integrated fashion, solving a major problem network service providers have historically had entering the hosted applications business. At the same time, TECOS® optimizes Apptix' own operations in delivering wholesale hosted applications to service providers, allowing Apptix to achieve attractive gross margins on its recurring revenue services.

The TECOS® platform is differentiated from other application hosting management offerings. At a high level, the differentiators include:

- *Support for both web-based and windows-based application offerings*
- *Support for multi-tenancy at many levels, starting with the Wholesale ASP, Virtual ASP, and Retail ASP*
- *Demonstrated Results: TeleComputing's own use of the TECOS® platform has increased contribution margins and led to profitability in the Norwegian business unit, making TeleComputing Norway profitable*
- *Easy integration with NSP Operational and Business Support Systems through XML (eXtensible Markup Language) and SOAP*
- *Support for both shared and dedicated service elements at different levels*

TECOS® Product Architecture

TECOS® products includes TECOS® Foundation and the TECOS® Services Backplane. TECOS® Foundation consists of the following functional segments: Service Catalog Manager, Service Subscription Manager, and Service Provisioning Manager, Service Configuration Manager, and the Service Reporting Manager.


Catalog Management
Subscription Management
TECOS Backplane (Biztalk 2000)
Service Provisioning
Service Configuration
Service Reporting
Element Managers (WMI, ADSI)
Service Elements
Customer Self-Care
Service Administration
End-User Access

TECOS® Foundation Architecture

The Service Backplane provides integration capabilities between the functional segments, and various web-based user interfaces provide the human-machine interfaces for accessing and controlling the various segments. These UIs include the Customer Self-Care segment (AdminCenter), the Service Administration Segment (OpCenter), the Sales Force support segment (SalesCenter) and the End-User Access Segment (UserCenter).

TECOS Product Roadmap


TECOS v2.5
(Jan 2001)
Windows 2000 Support
Customer & User Account Provisioning on:
+ Windows 2000
+ Active Directory
+ Exchange 2000
+ Exchange Web Store
+ Web-based Administration Interfaces:
+ OpCenter for customer provisioning and management
+ AdminCenter for end users provisioning and management.
TECOS v2.7
(July 2001)
Adds Following:
+ UserCenter evolves into web-portal for accessing all application services, both web-based and Terminal Server Based (based on Digital Dashboard and/or SharePoint Server, and NFuse).
+ Rebranding of OpCenter, AdminCenter and UserCenter to support Private Label partnerships.
+ Supports provisioning of Demo vASPs.
+ Enhanced Windows 2000 Administration including bulk user import from Excel, flexible username formats, integrated profile repair tool, management of customer locations, and semi-automated resource allocation.
+ Enhanced Exchange 2000 Administration including Public Folder Provisioning/Management, email aliases, contacts, flexible email address formats.
+ Enhanced Subscription History Tracking, including support for additional non-recurring billable events, ability to export usage data on demand in multiple standard formats (XML, XLS, or CSV).
2000
2001
TECOS v2.0
(May 2000)
Windows NT4 Support
Customer & User Account Provisioning on:
+ Windows NT4
+ Exchange 5.5
TECOS v2.6
(Apr 2001)
Adds Following:
+ Service Catalog Management via OpCenter enables provisioning of Terminal Server-based services.
+ Role-based delegation for various levels of Help Desk and Operations staff.
+ Web-based User Interface (UserCenter) for User Account Self-Administration
+ Enhanced Windows 2000 and Exchange 2000 Administration including standard file folder provisioning based on flexible templates and supporting W2K permissions model, password resets, mailbox quota size changes, multiple SMTP domains per customer.
+ Subscription History Tracking (for billing against customers'/users' inter-billing period changes).
TECOS v3.0
(Q4 2001)
Adds Following:
+ 100% Microsoft .NET Architecture (development based on Visual Studio .NET)
+ BizTalk as EAI platform, including extending to OSS/BSS layer of Private Label telco partners.
+ Extendable/Extensible Service Catalog Mgmt allows .NET Accelerator ISVs to plug their applications in as services.
+ Enhanced Resource-allocation Features

TECOS® Foundation Roadmap through 2001

Value-Added Application Services

NSPs are searching for new services to offer to their customers that will allow these service providers to move up the services value chain, increase customer retention, and improve profit margins. Apptix believes that as NSPs and other service providers begin to add additional services to their offerings, they will do so in small steps. NSPs will at first offer services that have synergies with their existing voice and data offerings. They will not jump immediately into complex product offerings such as Enterprise Resource Planning (ERP) solutions, but rather into more familiar services such as collaborative messaging applications (email, group calendaring, data conferencing, and instant messaging). Apptix' existing wholesale or "private label" application offering consists of, among other services, Exchange 2000 based collaborative messaging as well as personal productivity applications such as Microsoft Office. In addition to these core products, Apptix is integrating a number of add-on products and services that will increase per-user revenues:

- *Wireless Access to Exchange-2000 Services*
- *Unified Messaging Services*
- *Exchange-2000 based Conferencing Services*
- *Instant Messaging Services*
- *Digital Dashboard and Virtual Desktop Services*
- *Fax Server Capabilities*

In the near future, Apptix believes that companies will increasingly demand these and additional communication/application hybrid services. The key to bringing these services to market is to create a flexible and manageable operational support system that can accommodate whatever new services are in demand. Apptix' proprietary TECOS® technology will continue to evolve to provide this type of flexibility that will allow Apptix, and its NSP customers, to add new market-driven service offerings to existing catalogs.

Revenue Assurance Services

During 2001, through its work with Microsoft and service providers, Apptix gained substantial sales and marketing around hosted application services. Beginning with a content development and licensing agreement with Microsoft in October 2001, Apptix has developed a comprehensive series of sales and marketing support services. These Revenue Assurance Services (RAS) have been developed with the intent of helping Apptix service provider customers to accelerate their sales and marketing efforts surrounding Apptix' "private label" application service offerings.

The RAS program includes:

- Tools – comprehensive sales and marketing tools (ex. telemarketing scripts, sample customer presentations, sample proposals, etc.) that leverage the best of what Apptix and TeleComputing have learned and provide a foundation for the other consulting services within the RAS program.

- Training and Organizational Development – training and consulting to enable the sales, marketing, and support teams of Apptix' service provider customers to understand and communicate the specific features and values of the Apptix services that are relevant to end-customers.

- Program Development – consulting to provide guidance in developing marketing and sales programs (ex. telemarketing, executive seminars, etc.) that will help service providers to quickly develop a pipeline and reference customers for the Apptix services.

- Program Execution – ongoing support for specific sales and marketing efforts enable the service providers to leverage the Apptix RAS team as members of a virtual sales team. These services accelerate a service providers sales success before they have undergone training in either their core organization or specific geographic markets.

The RAS program has become a core focus for Apptix with a dedicated team within the organization. The RAS program and services are already achieving early success in gaining greater visibility and accelerating the pipeline developed of Apptix' service provider customers.

Services Summary

Through delivery of turnkey "private label" technology and sales support services, Apptix provides service providers with everything that they need to build a successful hosted application services business.


Hosted Messaging, Collaboration, Communication Services
Sales and Marketing Support Services
TECOS: A Complete Platform for Web Services
TECHNOLOGY SERVICES
TURN KEY, PRIVATE LABEL SOLUTIONS
REVENUE ASSURANCE SERVICES
Value Proposition to NSPs
• Increase Revenues
• Reduce Time to Market 10-Fold
• Cash Flow Positive within 6-12 Months
• Reduce Customer Churn
• Add New Services with TECOS Framework

5.7 Sales Strategy

Overview

Although there are multiple categories of service providers that have shown interest in Apptix service, Apptix will focus its sales efforts on securing contracts with large telcos and outsourcers that have a strong delivery infrastructure and a large end-customer base. The success of the Apptix business is predicated on achieving volume with a handful of successful service provider partners rather than a large number of smaller contracts. This means selling to a select group of financially stable service providers with a large existing SME customer base and sales teams, and then devoting resources to making those service providers successful in their efforts. In 2002, Apptix will seek to move "up market" to larger, more stable service providers, and will in parallel work to insure that existing service providers are successful through the delivery of compelling application services and supporting RAS programs.

Microsoft Partnership

The partnership between Apptix and Microsoft provides a strong foundation for the Apptix business. Since signing the 3-year partnership agreement in September 2001, the Microsoft-originated leads have grown to comprise of nearly 60% of the Apptix pipeline. In 2002, Apptix will continue to work closely with Microsoft to increase sales through:

- **Product development** – Product development to closely align both TECOS® and the Apptix value-added hosted application portfolio with the future of the Microsoft platform.

- **Sales training** – Apptix and Microsoft will continue to work together to train the Microsoft organization on the strength of Apptix services and the formal alliance.

- **Joint marketing** – Working together, Apptix and Microsoft will launch a number of lead generation activities in the first half of 2002, including repeated webcasts, training sessions, conferences and a full customer road-show in both the U.S. and Europe.

- **Revenue Assurance program cooperation** – Microsoft will provide funding and technical resources to assist in the development and delivery of sales and marketing support services to Apptix service provider customers.

- **Sales cooperation** – Close alignment with Microsoft throughout the sales lifecycle will help Apptix to accelerate its efforts over time.

Sales Lifecycle Overview

The sales cycle in working with a service provider has typically lasted from 3-6 months from initial contact to contract signing. Major milestones within this sales cycle include the initial meeting, development of a financial business case, technical due diligence and contract negotiations. Through the closure of recent sales, Apptix has developed a number of proprietary sales tools that are aimed at shortening the sales cycle by accelerating business case development and contract negotiations.

Although Apptix must be flexible in designing and structuring its services, the sales engagements thus far have shared a number of common attributes. These include:

- **Up-front consulting fees** – One-time consulting fees for the customization of TECOS®, including both service provider branding and integration with existing systems for provisioning, billing, support, etc. These fees generally range from $100K to $500K per service provider.

- **Wholesale service pricing schedule** – Service pricing schedule that provides the service provider with a fixed per user per month Apptix cost for delivering the services. These pricing schedules include volume discounts that enable a service provider to develop higher margins as they gain sales volume.

- **Minimum sales commitment** – Ongoing monthly revenue commitment that covers a portion of the ongoing Apptix support costs, independent of service provider sales volume. In each case thus far, this commitment has included a ramp-up over a 24 month time period. This commitment has ranged from 1,250 to 7,500 seats.

- **Implementation period of 60-90 days** – It has typically taken between 60 and 90 days from contract signing to formally implement, test and launch the services under the service provider's brand. Following the initial implementation, additional application services can be rolled out to a service provider very quickly (1-2 weeks) leveraging their existing TECOS® environment.

Beyond the delivery of technical services, Apptix has recently introduced its Revenue Assurance program. Each current Apptix service provider has been assigned a lead from the RAS team who is responsible for gaining visibility into the service provider's pipeline and assisting the service provider in accelerating their sales efforts.

In 2001, Apptix signed a private label application hosting contract with Netscalibur in Europe (with rollout planned in Italy, the U.K., and Germany), and with Globix, which also has a sales and operations presence in the U.K. The remainder of the deals Apptix has signed are located in the U.S. During 2002, Apptix plans to focus on service providers in the U.S. and Europe. Apptix may consider expansion into Canada, Latin America, and Asia Pacific in 2003.

Sales Track Record and Recent Milestones

Since December 2001, Apptix has expanded the number of private label contracts from 1 to 5, with a growth in minimum committed seats from 1,250 in early December to approximately 13,000 currently.


Signed multiple early contracts to understand market demand and turn TECOS and private label services from an internal tool to an external product
Signed 3-Year Alliance with Microsoft
Microsoft
Signed Netscalibur
Signed XO
Signed Outtask
Demerger
XO Launch
07.2001
08.2001
09.2001
12.2001
02.2002
04.2002
05.2002
Launched Globix
First Globix Customers
Achieved Gold Certification
Signed first major private label contract with Globix
Signed Jamcracker
jamcracker
Netscalibur Launch
GLOBIX

Apptix Sales Track Record and Milestones

In terms of successful sell-through to end-customers via private label partners, Apptix has also made relatively strong progress. Significant milestones include:

- July 2001- Apptix signed first private label agreement with financial commitments with Globix, a U.S.-based hosting company.
- September 2001 - first customers sold and implemented through "private label" channel.
- October 2001 - signed agreement with Microsoft to develop demand generation program to provide sales tools, training, and sales and marketing support to our private label partners.
- December 2001- signed agreement to roll out hosted Exchange to Netscalibur's customers in Italy, England, and Germany.
- February 2002- signed XO Communications, the largest U.S. competitive telco, in a deal to enable XO to offer hosted Exchange to current and prospective customers. Also acquired the private label implementations of Commtouch, adding as private label partners U.S. service providers Jamcracker and Outtask.
- Through our private label partners, the size of our "virtual" sales force has increased from less than 10 people in July to over 1,100 people now.
- Since September 2001, Apptix has progressed to approximately 40 live customer implementations that have been sold through "private label" service providers.
- Netscalibur and XO implementations will be completed with sales launch activities in Q2 2002.

Clients

Globix

Globix and Apptix entered into an agreement to market and sell Apptix' private-label Hosted Exchange Service in July 2001. Originally, the $800,000 contract included $140,000 in consulting revenue and $660,000 in recurring revenue. As part of the agreement, Apptix was to assist Globix with marketing and demand generation support, including a focused sales jump-start program.

At present, Globix manages 7 customers totalling just over 100 seats. All Globix customers are currently hosted in Apptix' shared environment. The contract provides Globix with an opportunity to migrate all of their customers from the Apptix shared environment to a dedicated environment in a Globix data center once mutually agreed sales milestones are met. Plans are currently under way for select internal Globix staff to begin using Apptix' Hosted Exchange Service.

Globix has recently undergone a reorganization under "Chapter 11" of the US Federal Bankrupty Code. Globix emerged from its restructuring process with a restructured balance sheet in April of 2002. This process has made it difficult for Globix to sign new business of any type, including Apptix' hosted Exchange offer. This restructuring process effected the contract terms between Globix and Apptix; Globix was allowed to drop its minimum monthly revenue commitments, but was able to restrucure its accounts receivable with Apptix and both companies now expect to resume their go-to-market strategy with the support of both companies' management teams.

Netscalibur

Netscalibur and Apptix entered into an agreement to market and sell Apptix' private-label Hosted Exchange Service in December 2001. The $1,650,000 contract includes approximately $100,000 in consulting revenue and $1,550,000 in recurring revenue. Revenue associated the minimum commitments will begin 3 months after Apptix reaches the Launch Availability Date. The Launch Availability Date represents the date on which the system becomes production ready for Netscalibur's use. Apptix and Netscalibur agreed to initially launch the Hosted Exchange Service in Italy. Apptix recently completed the Alpha test successfully and is currently in Beta test. The launch of the service was in April 2002. The agreement includes a Marketing Development Fund, to which Apptix will contribute 1% of recurring revenue. The fund will be used for mutually agreed upon marketing activities.

Netscalibur will initially launch the service utilizing Apptix' shared infrastructure in Northern Virginia. Both sides have agreed to negotiate in good faith to transition the services to one of Netscalibur's data centers once they reach 5,000 seats of Exchange. As part of this agreement, Apptix and Netscalibur will each provide a Dedicated Account Manager to ensure that all schedules are maintained and managed and that issues are identified and escalated quickly through well-defined channels. In accordance with the contract, Apptix and Netscalibur have begun developing a market-specific demand generation plan, creating sales tools focused on the local market, and pursuing sales opportunities jointly.

XO

XO and Apptix entered into an agreement to market and sell Apptix' private-label Hosted Exchange Service in January 2002. The $520,000 contract includes $120,000 in consulting revenue and $400,000 in recurring revenue. Revenue associated the minimum commitments will begin 3 months after Apptix reaches the Launch Availability Date. The Launch Availability Date represents the date on which the system becomes production ready for XO's use. The Hosted Exchange Service will be launched from XO's data center located in Fremont, California. The launch of the service is expected to be in June 2002.

Prior to launching the service, the focus has been on developing inter-organization processes, building the TECOS environment in the XO data center, and creating and executing the Sales, Marketing and Training Plans. Process development has been particularly important because XO will not only be selling directly to end customers, but also through multiple channel partners. Apptix and XO will each provide a Dedicated Account Manager to ensure that all schedules are maintained and managed and that issues are identified and escalated quickly through well-defined channels.

The agreement with XO includes a set of Success Criteria that, if achieved, will provide the basis for proceeding with good faith contract negotiations to host all of XO's 6,000 internal exchange seats. The criteria include: Microsoft approval of Apptix' outsourcing plan, mail performance equal to or better than XO's current environment and a 15% total cost of ownership savings.

XO is currently undergoing a financial restructuring process and may do so under Chapter 11 of the US Federal Bankrupty Code.

Commtouch

In February 2002 Apptix acquired the assets of Commtouch's Hosted Microsoft Exchange messaging business, including 30 of its business customers using hosted messaging applications. In addition, Apptix acquired Commtouch's sales pipeline. As part of the agreement, Jamcracker will become a channel partner for Apptix' business messaging and collaboration services based on Microsoft Exchange Server 2000. Jamcracker currently manages 24 customer relationships, which represent about 850 seats of Exchange. Jamcracker also uses Apptix' Hosted Exchange Service as its corporate communications platform. In addition to Jamcracker, Apptix also acquired a channel relationship with Outtask, an ASP aggregator that delivers a variety of applications to businesses of all sizes. Outtask currently manages 2 customer relationships, totalling over 100 seats. Apptix also acquired 4 direct customers representing 150 seats of Exchange. The new customers are expected to represent approximately $500,000 annually in recurring revenue.

As part of the agreement, Apptix also acquired equipment needed in other parts of its operation. In addition to purchasing the equipment, Apptix assumed Commtouch's lease with Compaq under renegotiated terms with Compaq. In fulfillment of its obligation, Apptix will pay Commtouch 20% of revenues collected during the existing term of each of the assigned contracts. The average term is approximately 12 months. All of the Commtouch customers were successfully transitioned to Apptix' data center within 30 days of signing the agreement. To maintain continuity in customer relationships and pipeline development, Apptix hired Commtouch's Director of Strategic Accounts.

6. MARKET CONDITIONS

According to IDC, worldwide hosted application spending will grow from $693 million in 2000 to $13 billion in 2005, and this growth will come not only from new users, but from expanded service catalogs. Gartner Group forecasted (in its slimmed-down estimates of late 2000) ASP revenue worldwide will grow to $11.6 billion by 2004 and outsourced enterprise messaging software and service are also expected to grow from $2 billion in 2000 to $8 billion in 2004.

Trends in the hosted messaging and collaboration market point to the same strong growth as the industry has witnessed over the past 3 years. Today, roughly one in four corporate email boxes are hosted (29 million hosted out of 130 million total mailboxes). Evidence of the industry's strength can be seen in the 90-100% CAGR in hosted messaging and collaboration from 1999 to 2001. These figures speak volumes about the value proposition being delivered by hosted messaging and collaboration providers. As email itself has matured, the key drivers behind the growth in the outsourced business model have been increased functionality, reduced total cost of ownership, reduction in capital expenditures and the freeing of IT staff for core business activities. Increased functionality has particularly strong attraction to the small-to-medium size business (SMB). The hosted messaging and collaboration model enables SMBs to enjoy features and functionality that otherwise would be out of reach.

Within the hosted messaging and collaboration market, Microsoft Exchange is well positioned to continue gaining market share from Lotus Notes/Domino as well as low-end services such as CriticalPath and HP's OpenWave. Exchange currently holds a 51% market share in hosted messaging and collaboration and Radicati Research projects an increase to 59% by 2005.

Within Exchange, Microsoft's longstanding policy of encouraging migration from older versions of Windows and Exchange to newer versions has also been a key driver in the hosted messaging and collaboration market growth. The increasing complexity of implementing Exchange 2000 compared to older versions has resulted in a number of business opportunities for Apptix.

Until recently, the hosted messaging and collaboration market was primarily dominated by email as the primary messaging "killer app". However several new technologies promise to play a key role in maintaining the strong trajectory of hosted messaging and collaboration market growth. These technologies represent another area where Apptix is well positioned to capitalize. These technologies are wireless email access via WAP, WindowsCE, BlackBerry devices and Unified Messaging. By 2001, more than 40 million email users were estimated to access their email accounts via wireless devices. Apptix' ability to serve the needs of this market are critical to the company's success. The Unified Messaging market is projected to outpace the growth in email through 2005 as more and more users find value in 2nd and 3rd generation Unified Messaging products that give mobile workers the ability for access to their email anytime/anywhere.


What applications would you consider
outsourcing to an ASP?
70 %
60 %
50 %
40 %
30 %
20 %
10 %
0 %
63 %
55 %
48 %
42 %
38 %
E-mail
Voicemail
Business Telephony
Contact Center
Unified Messaging

Source: Mercer Consulting, Hosted Communications Research Study, April-May 2001

Competition

Apptix indirect competitors can be classified into two categories:

1) Hosted messaging and application service providers who, though their primary go-to-market strategy is providing services direct to corporate enterprises, may also in some cases endeavor to provide "wholesale" hosted application services to service providers, in competition with Apptix. Companies in this space include United Messaging and USA.net, both privately-held U.S.-based companies with revenues in the USD 15 million – USD 20 million range. USA.net has not to date shown a propensity to deliver wholesale application service offerings, but United Messaging has made overtures that it may. As these service providers do not deliver the technology platform, the sales and marketing support services and intellectual property, and the other capabilities that Apptix provides its customers, Apptix does not believe these enterprise-focused hosting messaging providers represent a substantial threat to Apptix.

2) Software companies which sell software platforms that, like Apptix's TECOS platform, automate some of the management and provisioning processes associated with delivering hosted applications. These companies include privately-held Xevo (venture-backed with $40 million in funding), Abridean, and I-can (a Computer Associates spin-off). These companies cater to telcos and other service providers who endeavor to build their own hosted applications delivery environments. Historically, telcos which have built their own hosted applications delivery environments (Qwest, Cable & Wireless, and BT being examples) have spent between USD 60 million and USD 150 million on doing so, and in many cases have not, even after these expenditures, been successful scaling their hosted applications businesses. Apptix has found that its turnkey solution, which consists of the technology platform, the wholesale services, and the sales and marketing support, is often more attractive to these network service providers than a build-it-yourself approach. Apptix can get service providers into the market at a small fraction of the cost (USD 500,000 or less to get into production) and in a small portion of the time (providing services to end customers in 1-2 months as opposed to 1 year plus) that they would expend building their own solution.

Currently, Apptix does not have any direct competitors that enable Microsoft-based high-end hosted applications via a solution which includes all of the elements of the Apptix private label solution. Apptix believes that ultimately large industrial players such as Compaq, EDS, Hewlett Packard, IBM, Cap Gemini Ernst & Young, and others may ultimately build businesses competitive with Apptix, but

Apptix believes that if it works to partner with some of these companies it may be able to leverage these companies to its benefit rather than have to compete long-term with these companies.

M&A Plan

Apptix has developed a tactically focused M&A plan, pursuing opportunities that contribute substantial recurring revenue while utilizing Apptix' existing infrastructure to obtain greater economies of scale. During the last year many of Apptix' direct and indirect competitors have failed to achieve critical mass or position themselves strategically to compete effectively in a rapidly changing competitive environment.

Apptix has taken initial steps to capitalize on this opportunity. In February 2002, Apptix acquired the Hosted Exchange assets of Commtouch, contributing over USD 35,000 per month in recurring revenue without appreciably adding to Apptix' costs. Apptix has also identified over 250,000 Exchange seats that are held by companies who are unlikely to survive the next year in their current structure. Many of these distressed companies have already sent signals that they are interested in divesting these key assets. According to The Radicati Group, there are currently more than 15 million seats of managed Exchange hosting, representing a 50% market share in the business messaging market. According to The Radicati Group there will be more than 33 million seats of managed Exchange hosting by 2005.

During the next twelve months, Apptix believes that there may be several important opportunities to acquire the customers of these distressed companies without substantial capital outlay. Apptix will seek opportunities where it can leverage its TECOS technology and previous M&A experience to quickly transition these assets to Apptix' existing infrastructure.

7. FINANCIAL INFORMATION

Financial information

The shareholder meetings in TeleComputing ASA and Apptix on December 19, 2001, decided a Demerger of TeleComputing through a separation and transfer of the company's SPS Business to Apptix. The Demerger is for accounting purposes, effective from October 1, 2001. The Demerger was legally effectuated on April 8, 2002. The Apptix Group will present its first financial statement in 2002. Financial statement for the Apptix operations for the three months ended December 31, 2001, as well as pro forma financial statements for Apptix operations for the years 2001 and 2000 are prepared and presented as an amendment to the TeleComputing ASA financial statement for 2001.

This chapter contains financial information for Apptix on a consolidated basis for the three months ended March 31, 2002 and pro forma financial information for the years 2001 and 2000.

The pro forma financial statement for Apptix 2001, also including selected notes to the accounts, is included in the prospectus as Appendix 2. The Interim report for the first quarter 2002 is included as Appendix 3.

Auditor's report regarding pro forma adjustments in the pro forma financial statements is included in Appendix 2. Included in Appendix 3 is Auditors report regarding limited review of the Interim report for the first quarter of 2002.

Financial Structure

Apptix' total assets on a consolidated level as of March 31, 2002 amounts to NOK 97 million. Apptix is mainly funded through equity ref. pro forma financial statements. Investments in computer equipment, machinery and office equipment in the US operations are funded through lease agreements. Long term debt comprises only the lease obligations. Leases are described in the selected accompanying notes to the financial statements. Current liabilities are mainly related to operations in subsidiaries.

Please see appendix no. 2 for more detailed financial information regarding Apptix ASA, including description of the pro forma figures and notes.

Financial statement 2001 and three months ended March 31, 2002

Consolidated income statement three months ended March 31, 2002 and pro forma income statement year ended December 31, 2001 and December 31, 2000:

(Amounts in USD 1,000)				(Amounts in NOK 1,000)		
3 months ended March 31, 2002	Proforma Year ended December 31, 2001	2000		3 months ended March 31, 2002	Proforma Year ended December 31, 2001	2000
			REVENUE			
388	1 266	574	**Operating revenue**	3 457	11 379	5 055
			OPERATING EXPENSES			
276	1 481	1 676	Direct operating cost	2 462	13 312	14 761
1 863	8 896	14 088	Salaries	16 607	79 960	124 057
1 335	-	-	Restructuring charges (moving to virginia)	11 903	-	-
788	4 815	10 701	Other operational and administrative costs	7 022	43 273	94 228
658	2 480	1 681	Depreciation and amortization	5 862	22 290	14 802
4 920	17 672	28 146	**Total operating expenses**	43 856	158 835	247 848
(4 534)	(16 406)	(27 572)	**Operating loss**	(40 399)	(147 456)	(242 793)
			FINANCIAL INCOME AND EXPENSES			
30	365	999	Interest, net	263	3 278	8 797
-	135	(551)	Foreign exchange income (loss), net	1	1 213	(4 851)
(5)	(41)	(19)	Other financial income (loss), net	(42)	(362)	(164)
25	459	429	**Net financial income (expenses)**	222	4 129	3 782
(4 508)	(15 947)	(27 143)	Loss before taxes	(40 177)	(143 327)	(239 011)
			TAXES			
-	-	-	Income tax benefit	-	-	-
$ (4 508)	$ (15 947)	$ (27 143)	Net loss	(40 177)	(143 327)	(239 011)
			Loss per share			
$ (0,16)	$ (0,59)	$ (1,16)	Basic and diluted loss per share	(1,46)	(5,34)	(10,20)
27 428	26 855	23 439	Weighted average common shares outstanding	27 428	26 855	23 439

Actual Consolidated Balance Sheets for the period ended March 31, 2002 and for the year ended December 31, 2001 and pro forma Balance Sheet for the year ended December 31, 2000:

(amounts in USD 1,000)				(amounts in NOK 1,000)		
March 31	Year ended 31 December			March 31	Year ended 31 December	
2002	2001	2000		2002	2001	2000
			ASSETS			
			Non-current assets			
			Intangible assets			
$ 17	-	$ -	Capitalized web site costs	152	-	-
515	421	845	Licenses and software	4 532	3 794	7 480
532	421	845	*Total intangible assets*	4 684	3 794	7 480
			Property and equipment			
2 194	2 232	3 847	Computer equipment	19 323	20 117	34 042
675	910	1 167	Furniture and fixtures	5 946	8 201	10 323
424	1 064	1 307	Leasehold improvements	3 736	9 585	11 564
-	-	46	Vehicles	-	-	411
3 293	4 206	6 367	*Total property and equipment*	29 005	37 903	56 340
			Financial non-current assets			
163	104	69	Other non current asset	1 432	939	606
163	104	69	*Total financial non-current assets*	1 432	939	606
3 988	4 731	7 281	**Total non-current assets**	35 121	42 636	64 426
			Current assets			
402	406	66	Accounts receivable	3 540	3 656	582
712	364	21	Other current assets	6 268	3 284	184
244	211	212	Prepaid expenses	2 147	1 895	1 878
5 721	8 271	11 122	Cash and cash equivalents	50 389	74 535	98 415
7 078	9 252	11 421	**Total current assets**	62 344	83 370	101 059
$ 11 066	**13 983**	**$ 18 702**	TOTAL ASSETS	**97 465**	**126 006**	**165 485**
			LIABILITIES AND SHAREHOLDERS' EQUITY			
			Shareholders' equity			
			Paid-in capital			
$ 203	203	$ 183	Common stock	1 827	1 827	1 620
6 929	10 539	14 879	Paid-in premium reserve	60 988	94 979	131 656
7 132	10 742	15 062	Total paid-in capital	62 815	96 806	133 276
			Long term debt			
1 278	1 319	1 571	Capital lease obligations	11 259	11 890	13 901
1 072	339	66	Other long term debt	9 442	3 048	582
2 350	1 658	1 637	Total paid-in capital	20 701	14 938	14 483
			Current liabilities			
945	758	1 704	Trade accounts payable	8 319	6 829	15 080
639	137	217	Taxes including other social security	5 630	1 233	1 918
-	-	45	Accrued social security tax on employee stock-options	-	-	394
-	688	37	Other current liabilities		6 200	334
1 584	1 583	2 003	**Total current liabilities**	13 949	14 262	17 726
$ 11 066	**13 983**	**$ 18 702**	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**97 465**	**126 006**	**165 485**

Accounting principles

General

The pro forma financial statements of Apptix ASA are prepared according to the Norwegian Accounting Act of 1998 and Norwegian Generally Accepted Accounting Principles.

Demerger

At a meeting held on December 19, 2001, the Shareholders of TeleComputing ASA approved a Demerger of TeleComputing through a separation and transfer of the company's SPS Business to the

Apptix Group. The Demerger resolution implied no changes in actual ownership structure and was recorded according to the principle of continuity. The Demerger was, for accounting purposes, effective from October 1, 2001.

Consolidation

The consolidated financial statements include Apptix ASA and its wholly owned subsidiaries: Apptix Holding AS, Apptix, Inc, TECOS Development, Inc, Electronic Business, Inc and TeleComputing Switzerland SA. The accounts of all the subsidiaries are prepared according to a uniform set of accounting principles similar to those applied by Apptix ASA. All significant intercompany balances and transactions have been eliminated in consolidation.

Acquisitions are accounted for by eliminating the cost price of the shares in the parent company against equity in the subsidiary at the time of acquisition. The cost of the acquisition has been allocated to the assets acquired and the liabilities assumed according to their estimated fair market values at the acquisition date. The amount allocated to goodwill represents the excess of the price paid over the fair value of the assets acquired and the liabilities assumed. Goodwill is amortized on a straight-line basis over five years.

Revenue recognition

The sale of goods is recognized as revenue at the time of delivery. Revenues related to ASP services are recognized in accordance with the contract period.

General valuation rules for classification of assets and liabilities

Current assets and liabilities include balances typically due within one year. All other balances are classified as non-current assets and other long-term debt.

Current assets are valued at the lower of cost and net realizable value. Short-term debt is stated at the historical nominal value.

Fixed assets are valued at cost, but written down to net realizable value if the decline in value is expected to be permanent. Long-term debt is disclosed at the historical nominal value

Receivables

Trade accounts receivable and other receivables are stated at face value reduced by a provision for anticipated losses. The provision is made on the basis of individual evaluations of each customer. In addition, an unspecified provision is made for any losses anticipated for the remainder of the balances.

Foreign currency transactions

The companies located outside of Norway use their local currency as their functional currency (primary the US dollar). The assets and liabilities are translated into NOK using the rate of exchange as of the balance sheet date. For the consolidated income statement, an average exchange rate is used. Translation gains and losses are charged directly to paid-in premium reserve. Transactions in foreign currencies are translated by using the exchange rate at the transaction date.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed for owned assets using the straight-line method over estimated useful lives of the assets.

Costs in connection with research and development are charged to income as they are incurred, with the exception of software development, which is capitalized to the extent that specific criteria for capitalization are met. The software is depreciated using the straight-line method over the useful life of the asset.

Stock options

The Company utilizes the intrinsic value method for recognizing compensation expense relating to its employee stock-based compensation plans. As long as the exercise price of employee stock options equals or exceeds the estimated fair value of the underlying stock on the date of grant, generally no compensation expense is recognized. The Company discloses pro forma information regarding fair value of the options.

Income taxes

The tax expense in the income statement includes the tax payable on the ordinary result for the period as well as the change in deferred tax. Deferred tax is calculated with a nominal tax rate on the temporary differences between the recorded values and tax values, as well as on any tax loss carry-forwards at the balance sheet date. Any temporary differences increasing or reducing taxes that will or may reverse in the same period, are netted.

Apptix ASA – Consolidated financial statement and pro forma figures for the income statement and balance sheet

Presented in this section is financial information for Apptix on a consolidated basis for 2000 and 2001. This includes pro forma income statement of the year ended December 2001 and the balance sheet December 31, 2001. The 2000 financial statement comprise pro forma income statement and pro forma balance sheet for the year ended December 31, 2000. The financial information is prepared in accordance with Norwegian Generally Accepted Accounting principles (NGAAP) and presented in NOK and USD. The pro forma financial information is prepared by making adjustments to the official financial statements as shown below. The pro forma financial information for the year ended December 31, 2001 was prepared based on TeleComputing ASA official financial statement for the nine months period ended September 30, 2001 and the financial statement for Apptix for the three months period ended December 31, 2001, have been subject to a limited review.

The table below shows the accounting effect of the pro forma adjustments (NOK 1000):

(Amounts in NOK 1,000)	Year ended December 31, 2001			Year ended December 31, 2000		
Income statement	**Tele-Computing**	**Apptix**	**Total**	**Tele-Computing**	**Apptix**	**Total**
Reported net loss, nine months ended September 30, 2001	(33 080)	(124 595)	(157 675)			
Reported net loss, three months ended December 31, 2001	(26 987)	(30 259)	(57 246)			
Reported net loss, year ended December 31, 2001 and 2000	(60 067)	(154 854)	(214 921)	(10 947)	(241 069)	(252 016)
Amortization on goodwill		1 355	1 355		2 059	2 059
Write-down on goodwill		6 920	6 920			-
Additional costs for subleasing of premises		3 252	3 252			-
Proforma net loss year ended December 31, 2001 and 2000	(60 067)	(143 327)	(203 394)	(10 947)	(239 010)	(249 957)
Balance sheet						
Reported total assets		126 006		225 139	174 260	399 399
Adjustments to goodwill Electronic Business Inc.					(8 775)	(8 775)
Proforma total assets				225 139	165 485	390 624
Reported and proforma total liabilities				25 058	32 209	57 267
Reported total shareholders equtiy		96 806		200 081	142 051	342 132
Adjustments to goodwill Electronic Business Inc.					(8 775)	(8 775)
Proforma total shareholders equtiy				200 081	133 276	333 357

The intention with the pro forma financial statements is to present financial information for Apptix ASA as if the Demerger had been effective from January 1, 2000. The financial statements will however not necessarily reflect the financial position and the financial result of the Company as if the Demerger had been made effective at an earlier point in time.

The pro forma financial statements were prepared in accordance with the Demerger Plan and in accordance with the Norwegian Accounting Act of 1998. Since the Demerger does not lead to any changes in the actual ownership structure it will be recorded according to the principle of continuity with regard to measurement of value. Consequently, recorded values in TeleComputing ASA will be carried forward.

The Pro forma consolidated figures include Apptix ASA after Demerger and its wholly owned subsidiaries: Apptix Inc, TECOS Development, Inc, and TeleComputing Switzerland SA.

The pro forma figures for the Apptix ASA consolidated income statement for 2000 and 2001 have been prepared by allocating the net revenues and expenses from the subsidiaries and activities that will make up the SPS Group after the Demerger in accordance with the Demerger Plan, including an estimate of the corporate costs in Apptix ASA.

The Corporate costs in the parent company are estimated based on the allocation of corporate costs in TeleComputing ASA before the demerger. Wage costs to senior management are charged the company that continue the working relationship after the demerger. Other costs related to wages are allocated based on the same principle. Costs related to the brand name TeleComputing and the Intellectual Property Rights, TECOS are allocated according to the allocation of rights in the Demerger Plan. Other operating costs are equally divided between the two companies. Financial income and expenses have been allocated according to related assets that are associated with the companies and activities that are to be in the group.

Selected accompanying notes to the pro forma financial statements

Goodwill

At the end of 1999 Apptix Inc. recorded goodwill related to the acquisition of Electronic Business Inc. This goodwill was amortized in 2000 based on a benefit period of 5 years. Amortizations have been made up to September 30, 2001 according to this plan. As of September 30, a write-down was performed on the remaining goodwill reducing the value to NOK 0 in the financial statement. For the purpose of the pro forma financial statements the goodwill was written-down by NOK 8.275 million as of January 1, 2000.

Additional costs on subleasing of premises

Apptix Inc. has, during 2001, charged future losses related to the unfavorable lease of premises as an expense of NOK 3 251 000. The calculation of future loss is based on lease contracts on premises not useful to the Company today and the expected value of potential sublease agreements. In the pro forma financial statements these costs have been charged directly to equity as of January 1, 2001.

Investments

Apptix investments on a consolidated level during the last two years and the three months period ended March 31, 2002.

(Amounts in NOK 1,000)	Three monhts ended March 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Investment			
Intangible assets	1 064	5 117	8 257
Equipment and property	1 740	3 891	54 277

Leases and mortgages

Apptix has funded investments in computer equipment, office and data center space, machinery, and office equipment through lease agreements. Future minimum annual capital and operating lease commitments at March 31, 2002:

(Amounts in NOK 1,000)	Capital Lease	Operating Lease Commitments	Operating Lease Deduct Sub-lease Rentals	Operating Lease Net Rental Commitments
2002	6 619	7 613	1 783	5 830
2003	6 211	10 416	2 021	8 395
2004	184	7 161	855	6 306
Thereafter	-	1 929	-	1 929
Total minimum lease payments	13 013	27 119	4 659	22 460
Amount representing interest	1 754			
Present value of minimum lease payments	11 259			

NOK 2 943 567 of bank deposits is restricted as security for future lease commitments.

The capital lease agreements, to fund investments in computer equipment, are entered into based on market conditions in the countries where Apptix ASA has operations. The normal contract period is 36 months. The interest rate determined when the contract is entered into is based on general market terms, and is usually fixed during the entire contract period. Apptix has restricted cash as security for current leasing obligations.

Financial result 2002

A consolidated financial statement for first quarter 2002 is enclosed as Appendix 3. In addition are comments included regarding additional first quarter highlights.

8. ORGANIZATION AND MANAGEMENT

Organizational and corporate bodies

The organizational chart of Apptix per May 10, 2002 is as follows:


Shareholders
Board of Directors
Jason Donahue
CEO & President
Alex Hawkinson
COO
Garrett Pettingell
CFO
Jeff Hagins
CTO

Apptix is organized into various departments under the leadership of the CEO Jason Donahue. The Company's registered head office is at Nesøyveien 4, 1377 Billingstad, Norway. The Company's operational head quarters is located in Sterling, Northern Virginia in the United States.

Historically, Apptix based its technical and business operations functions in Sterling, Virginia (including the data center), and based its corporate and engineering (TECOS) functions in Fort Lauderdale. As of end January, 2002, the company resolved to move all of its Apptix business as well as its operational headquarters to the Northern Virginia office. The company did this in order to improve the efficiency within the organization and to further leverage the proximity of customers and partners that the Northern Virginia area offers. See also Section 10 below.

The Apptix group has 58 employees in May 2002.

Board of Directors, Management

Board of Directors

The Board of Directors of Apptix currently consists of the following persons and their holdings in the share capital of Apptix as of May 8, 2002 are set forth below.

Name	Shareholding	Options	Position
Michael S. Mathews	200,000	215,000	Chairman of the Board
Kjell Bråthen1)	325,000	50,000	Director
Bjørge Gretland2)	0	0	Director
Jason Donahue	180,000	2,900,000	Director
Director Group	625,000	3,165,000	

1) Shares controlled through the company Zeta AS
2) Mr. Gretland is Managing Partner for the venture capital company Convexa Capital AS and Chairman of Convexa Seed AS, who owns respectively 4,745,955 and 1,000,000 shares in Apptix

Michael S. Mathews, a resident of the U.S., Chairman of the Board. Mathews is employed as Managing Director at Westgate Capital Co. Mathews has served as a director of numerous public and private companies and is Vice Chairman of the Board of Directors of Petroleum Geo Services ASA.

Kjell Bråthen, a resident of Ullensaker, Norway, has a background in asset management in pension funds and has worked for Alfred Berg Asset Management. He has since 1998 operated as a private equity investor and professional board member in a number of Norwegian growth companies, both listed and unlisted

Jason Donahue, a resident of Florida, U.S., was appointed as President and Chief Executive Officer of TeleComputing ASA on November 1, 2000. As from effectiveness of the Demerger, Mr. Donahue resigned from TeleComputing and became President and Chief Executive Officer of Apptix. Prior to joining TeleComputing ASA, Donahue was the Executive Vice President and Chief Marketing Officer at Cap Gemini Ernst & Young's Telecom, Media & Networks business. Donahue previously served as Sales and Marketing Vice President of Beechwood (a telecom services company acquired by Cap Gemini), and also founded and managed Telesphere Solutions, which was a subsidiary of ADC Telecommunications. Donahue has spent 10 years in different marketing, business development, and general management positions in the Telecommunications and Software industries. Donahue has also served on numerous corporate Boards of Directors. He has a Masters degree in Engineering Management and a Bachelors degree in Engineering from Stanford University.

Bjørge Gretland, a resident of Oslo, Norway, is Managing Partner for the venture capital company Convexa Capital AS and Chairman of Convexa Seed AS. In addition, he is CEO of Nestor Kapitalforvaltning AS (NorgesInvestor Vekst). Gretland holds a Master of Economics (Siviløkonom) and a Dr. Oecon (PhD) within strategy and finance from the Norwegian School of Economics and Business Administration (NHH). Gretland was a Research Scholar at Stanford University from 1989-1991. He has a broad experience from venture capital, M&A and investment banking and is a director of several Norwegian and US start-up companies.

Management

The management team of Apptix currently consists of the following persons and their holdings in the share capital of Apptix per May 8, 2002 are set forth below:

Name	Shareholding	Options	Position
Jason Donahue	180,000	2,900,000	Chief Executive Officer
Alexander Hawkinson	30,000	1,050,000	Chief Operating Officer
Garrett Pettingell	30,000	315,250	Chief Financial Officer
Jeff Hagins	0	281,000	Chief Technical Officer

Jason Donahue see description under Board of Directors.

Alexander Hawkinson, a resident of Virgina, U.S., is Chief Operating Officer in Apptix. Prior to joining Apptix, Hawkinson was the Executive Vice President of HostOne, an Advanced Internet Hosting company that delivers fully integrated Internet solutions, hosted applications, and consulting services. Hawkinson has held positions of increasing responsibility through mergers at USWeb/CKS, HostOne, and marchFirst and he was instrumental in building the Internet hosting and consulting business from the ground up.

Garrett Pettingell, a resident of Florida, U.S., was appointed as Chief Financial Officer of TeleComputing ASA in 2001. As from effectiveness of the Demerger, Mr. Pettingell resigned from TeleComputing and became Chief Financial Officer of Apptix. Before becoming CFO, he worked closely with the management team as TeleComputing's ASA's Corporate Treasurer. Prior to joining TeleComputing, Pettingell worked for Bank Austria as Head of Corporate Banking in their Moscow subsidiary. Formerly, he was a Senior Consultant in the corporate finance practice of Coopers & Lybrand and has worked for Deloitte & Touche Tohmatsu. Pettingell has his MBA in Finance from The Wharton School, as well as a Master of International Studies from the University of Pennsylvania.

Jeff Hagins, a resident of Florida, U.S., has served as Chief Technology Officer of TeleComputing ASA since September 2000. Prior to joining Apptix, Inc., Hagins held the position of Director,

Software Engineering at J.D. Edwards where he was responsible for software development and test activities for the Configurable Network Computing (CNC) architecture. Hagins spent 13 years with Lockheed Martin Corporation as a Program Manager and Technical Director on several large government and military development efforts, focused on networking and messaging systems.

Board and CEO Compensation

No compensation plan for the Board has been resolved by the shareholders.

The CEO receives an annual salary of $300,000. Additionally the CEO is eligible to receive an annual bonus of up to $367,500, which is dependent on the completion of Board-specified objectives.

9. SHARE CAPITAL AND SHAREHOLDER MATTERS

Share Capital

As of the date of this Prospectus, Apptix has a share capital of NOK 2,183,056.558, divided into 32,778,627 shares, each with a par value of NOK 0.0666.

The change in the company's share capital pursuant to the Directed Offering was registered as completed in the Register of Business Enterprises on April 19, 2002.

Not taking into account any exercise of the independent subscription rights mentioned under Section 4.1.1 item (iv), (v) and (vi), the resolutions of the Extraordinary Shareholders' Meeting will have the following effects on the Company's share capital:

- The number of Additional Directed Offering New Shares subscribed in the Additional Directed Offering (item (ii) above) was 2,701,947, each share with a par value of NOK 0.0666 each, implying a share capital increase of NOK 179,949.6702. The change in share capital pursuant to the Additional Directed Offering is expected to be registered as completed in the Register of Business Enterprises medio May, 2002. After giving effect to the increase in the Company's share capital from the Additional Directed Offering, the share capital of the Company will be NOK 2,363,006.228 divided into 35,480,574 shares of par value NOK 0.0666 each.

- The number of Rights Offering New Shares offered in the Rights Offering is 2,742,910, each with a par value of NOK 0.0666. The Rights Offering is fully underwritten, and implies a share capital increase in the Company of NOK 182,677.806. Hence, after giving effect to the increase of share capital pursuant to the Rights Offering (and assuming the change in share capital pursuant to the Additional Directed Offering is registered in the Register of Business Enterprises), the share capital of the Company will be NOK 2,545,684.034 divided into 38,223,484 shares of par value NOK 0.0666 each.

The terms and conditions that apply to the independent subscription rights mentioned in Section 4.1.2 item (iv), (v) and (vi) are described in detail in Section 4.1.3 (in respect of item (iv)), in Section 4.2.13 (in respect of items (v) and (vi)) and in this Section 9 under "Warrants, Independent Subscription Rights, etc." (in respect of items (iv) (v) and (vi)). The total amount of independent subscription rights issued is 8,614,550 representing 8,614,550 shares in the Company and a maximum potential increase in the Company's share capital of NOK 573,729.03.

The shares in Apptix are registered in VPS under ISIN NO 001 0123060. Apptix' registrar is Nordea, Verdipapirseksjonen, Oslo.

Development in Share Capital

Date	Type of change	Change in share capital (NOK)	Share capital after change (NOK)	No. of shares after change	Face value (NOK)
10.09.2001	Incorporation	100 000	100 000	100	1 000
08.11.2001	Rights Offering	900 000	1 000 000	1 000	1 000
08.04.2002	Share capital reduction	1 000 000	0	0	0
08.04.2002	Share capital increase	1 826 816.355	1 826 816.355	27 429 675	0.0666
19.04.2002	Directed Offering	356 240.203	2,183,056.558	32,778,627	0.0666
May 2002*	Additional Directed Offering	179,949.6702	2,363,006.228	35,480,574	0.0666

**Subject to registration in the Register of Business Enterprises at the time of this Prospectus.*

Authority to issue new shares

At an extraordinary shareholders' meeting on December 19, 2001, the Board of Directors of Apptix was given an authorization to increase the share capital of the company by up to NOK 500,000 in connection with issuing of shares pursuant to option agreements between the Company and the employees and directors of the Company. The authorization is valid for a two-year period from the date the resolution was passed, and can be used several times. Existing shareholders preferential rights according to the Public Limited Companies Act section 10-4 can be excluded. Further, the proposed resolution states that the Board may decide all and any of the detailed conditions for subscription, including the subscription price that shall be paid for the shares. The authority to issue new shares has not been used.

Authority to acquire own shares; redemption

A Norwegian company may repurchase its own shares if the acquisition has been authorized in advance by a general meeting of shareholders with the approval of at least two-thirds of the aggregate number of votes cast as well as two-thirds of the share capital represented at the meeting. The aggregate par value of the repurchased shares held must not exceed 10% of the share capital and such repurchase may only take place if, according to the latest adopted balance sheet, the company has distributable equity exceeding the amount to be paid for the shares. The authorization by the general meeting must be for a period not exceeding 18 months.

Redemption of shares may be decided by a general meeting of shareholders by a two-thirds majority under certain conditions, but the redemption would, for all practical purposes, depend on the consent of all shareholders whose shares are redeemed.

The Board of Apptix has as of the date of this Prospectus not been granted any authority to acquire shares in Apptix on behalf of Apptix.

Warrants, Independent Subscription Rights, etc.

Anti-dilution Rights granted to the Syndicate Members

As described in Section 4.1.3, the Subscription Agreement between the Company and the Syndicate Members and the resolution of the extraordinary shareholders' meeting on April 5, 2002, implies that anti-dilution rights (the "Anti-dilution Rights") have been granted to the Syndicate Members to the effect that, if a new placement in Apptix is made within a 18 months period from the time the capital increase in connection with the Directed Offering is registered in the Register of Business Enterprises as completed with a share price lower than the average of the subscription price in the Directed Offering and the Additional Directed Offering, then the Syndicate Members are entitled to subscribe for new shares at par value so that the average price per share subscribed for by the Syndicate Members equals the price in the new placement. However, the average price cannot be reduced below NOK 4.302 per share.

To facilitate the Anti-dilution Rights, the extraordinary shareholders' meeting on April 5, 2002, resolved to issue 4,088,749 independent subscription rights in the Company pursuant to the Public Limited Companies Act chapter 11 III (the "Syndicate Subscription Rights").

The Syndicate Subscription Rights were subscribed without consideration by the Syndicate Members in the same proportion as they subscribed for Directed Offering New Shares. Existing shareholders' pre-emptive rights to subscribe was derogated from.

The Syndicate Subscription Rights are non-transferable and will not be listed on Oslo Børs or any other market place. The Syndicate Subscription Rights does not give rights in connection with resolutions as mentioned in § 11-12 second sub-paragraph No. 9 of the Public Limited Companies Act (new increases or reductions in the Company's share capital, new resolution to issue subscription rights, liquidation, merger, demerger or reorganization of the Company).

One Syndicate Subscription Right gives the right to demand one new share to be issued pursuant to the terms set out below.

Holders of Syndicate Subscription Rights can exercise Syndicate Subscription Rights on the following terms:

(i) If the Company after the Directed Offering and the Additional Directed Offering have been completed and before 18 months has passed from the time the Directed Offering has been registered as completed in the Register of Business Enterprises, issues new shares, options or warrants which gives a right to demand that shares are to be issued at a determined subscription price per share which is lower than the average subscription price in the Directed Offering and the Additional Directed Offering, a holder of Syndicate Subscription Rights shall have the right to demand that a number of new shares are issued at par value so that the average subscription price for the shares that are subscribed by utilization of Syndicate Subscription Rights and the shares that were subscribed pursuant to the Directed Offering and the Additional Directed Offering equals the lower subscription price. The average subscription price shall, however, never be lower than NOK 4.302.

(ii) The right to demand that shares are issued based on Syndicate Subscription Rights can only be exercised once.

(iii) The Syndicate Subscription Rights must be exercised no later than 14 days after the occurrence of an event triggering a right to exercise Syndicate Subscription Rights. The right may, if not exercised earlier, nevertheless be exercised in a period of 14 days from the passing of a period of 18 months from the time the Directed Offering has been registered as completed in the Register of Business Enterprises (if an event triggering a right to exercise Syndicate Subscription Rights has occurred). Syndicate Subscription Rights not exercised in accordance with the preceding lapses.

(iv) No right to exercise Syndicate Subscription Rights will arise as a result of grants of shares, options or warrants to employees (including leading employees) and/or board members of the Company as part of incentive schemes in the Company or otherwise as part of such persons compensation for their work for the Company. The same applies for issuance of shares in connection with exercise of such options or warrants. Further, no right to exercise Syndicate Subscription Rights will arise as a result of a direct or indirect equity investment in the company by Microsoft Corporation.

(v) Shares issued by exercising Syndicate Subscription Rights give right to dividend in the Company from and including the financial year the shares are registered in the Register of Business Enterprises.

Independent subscription rights issued to Carnegie as part of its underwriting commission[1]

Carnegie and affiliated companies has guaranteed full subscription of the Rights Offering. As part of the commission for the guarantee, the Company has issued independent subscription rights to Carnegie as follows:

(i) The extraordinary shareholders' meeting in Apptix on April 8, 2002 resolved to issue 4,114,365 independent subscription rights in the Company to Carnegie pursuant to the Public Limited Companies Act chapter 11 III. The subscription rights shall be subscribed without further consideration. Subscription for the subscription rights shall take place between 16:00 and 24:00 on May 28, 2002. The subscription rights are not assignable. Shares subscribed by use of subscription rights shall be subscribed at their par value. One subscription right gives right to demand one new share in the company. However, the maximum number of subscription rights that can be exercised is a number of subscription rights that gives Carnegie an average subscription price for the shares that are subscribed by utilization of subscription rights and the shares that are subscribed pursuant to its underwriting commitment (see Section 4.3) equal to the lower of the following, but never below NOK 4.302 per share: (i) The volume weighted average share price for the shares traded on Oslo Børs during the subscription period for the Rights Offering and (ii) the volume weighted average share price for the shares traded on the exchange during the last three days of the subscription period for the Rights Offering. The right to demand that shares are issued can only be exercised once, and must be used within a period of 30 days from and including the first day after the expiration of the Subscription Period for the Rights Offering. Subscription rights not exercised in accordance with the preceding lapse. The subscription rights does not give rights in connection with resolutions as mentioned in § 11-12 second sub-paragraph No. 9 of the Public Limited Companies Act (new increases or reductions in the Company's share capital, new resolution to issue subscription rights, liquidation, merger, demerger or reorganization of the Company).

(ii) The extraordinary shareholders' meeting in Apptix on April 8, 2002 resolved to issue 411,436 independent subscription rights in the Company to Carnegie pursuant to the Public Limited Companies Act chapter 11 III. The subscription rights shall be subscribed without further consideration. Subscription for the subscription rights shall take place between 16:00 and 24:00 on May 28, 2002. The subscription rights are not assignable. Shares subscribed by use of subscription rights shall be subscribed at the same subscription price as the average price for Carnegie's underwriting (between NOK 4.302 and NOK 9.679 per share). One subscription right gives right to demand one new share in the Company. However, the maximum number of subscription rights that can be exercised is a number of subscription rights that gives Carnegie the right to subscribe for 10 per cent of the underwriting commitment. The right to demand that shares are issued can only be exercised once, and must be used within a period of 30 days from and including the first day after the expiration of the subscription period for the Rights Offering. The subscription rights does not give rights in connection with resolutions as mentioned in § 11-12 second sub-paragraph No. 9 of the Public Limited Companies Act (new increases or reductions in the Company's share capital, new resolution to issue subscription rights, liquidation, merger, demerger or reorganization of the Company). Subscription rights not exercised in accordance with the preceding lapses.

---

[1] See further Section 4.2.13 above

Apptix has not issued other warrants or convertible bonds.

Transferability

Apptix' shares are listed on Oslo Børs and are freely transferable. Apptix' Articles of Association do not contain any special restrictions regarding the right to own or transfer shares in Apptix. Please see Appendix 1 for a copy of Apptix' current Articles of Association.

Additional issuances and preferential rights

Any issuances of shares requires an amendment to the articles of association, which requires the same vote as other amendments to the articles of association. In addition, shareholders have a preferential right to subscribe to issues of new shares. The preferential rights to subscribe to an issue may be waived by a resolution in a general meeting by the same majority required to approve amendments to the articles of association. A waiver of the shareholders' preferential rights in respect of bonus issues requires the approval of all outstanding shares, regardless of class.

The general meeting may, with a majority vote as described above, authorize the board of directors to issue new shares, and to waive the preferential rights of shareholders in connection with such issuances. Such authorization may be effective for a maximum of two years, and the par value of the shares to be issued may not exceed 50% of the share capital when the authorization was granted.

Under Norwegian law, bonus issues may be distributed, subject to shareholder approval, by transfer from free equity or from share premium reserve. Any bonus issues may be effected either by issuing shares or by increasing the par value of the shares outstanding.

Shareholder agreements

Apptix is not aware that the Company's shareholders have entered into any shareholder agreements.

Shareholders

As at May 7, 2002 the Company had 2,945 shareholders, 198 of these being foreign shareholders with a total shareholding of 8,745,068 shares equivalent to 26.68% of the total number of outstanding shares. No single shareholder had more than 20% of the share capital. The 20 largest shareholders as at May 7, 2002:

Names	Shares	% ownership
Convexa Capital AS	3 724 961	11,36 %
Anglo Irish Bank	2 317 669	7,07 %
Carnegie ASA, meglerkonto utland	1 142 938	3,49 %
BNP Paribas Suisse	1 109 550	3,38 %
Convexa Seed AS	1 000 000	3,05 %
JP Morgan Chase Bank S/A escrow account	984 000	3,00 %
Hafslund Invest AS	914 351	2,79 %
SEB Merchant Banking	806 020	2,46 %
Proventus Capital AS	731 481	2,23 %
Bank of New York, BR S/A Rea Brothers	640 250	1,95 %
Kenneth Sandvold	599 054	1,83 %
Pollex AS	558 900	1,71 %
Gjensidige Nor Sparebank	470 475	1,44 %
Sabaro Investments	457 175	1,39 %
John Unneberg	432 388	1,32 %
Kai H. Edissen	400 000	1,22 %
Erik Baklid	339 170	1,03 %
Thermo Trade Company	330 000	1,01 %
Zeta AS	325 000	0,99 %
Scandinvest Ltd.	321 200	0,98 %
Total 20 largest shareholders	**17 604 582**	**53,71 %**
Other shareholders	**15 174 045**	**46,29 %**
Total shares outstanding	**32 778 627**	**100,00 %**

The share's price development

The Apptix- shares has only been traded on Oslo Børs since April 8, 2002.


Share price in NOK
Volum
4
3,5
3
2,5
2
1,5
1
0,5
3.000.000
2.500.000
2.000.000
1.500.000
1.000.000
500.000
April 8,2002
April 24, 2002
May 8, 2002

Voting rights

Apptix' shares carry equal voting rights at the company's general meeting. One share gives one vote in the Company. In order for a shareholder to exercise his voting rights, the shares must be registered in the shareholders name in the VPS, which keeps Apptix' share register, or the shareholder must otherwise establish his or her ownership of the share(s). Shareholders can be represented by proxy at general meetings of Apptix.

Beneficial owners of shares that are registered in the name of a nominee are not entitled to vote under Norwegian law, nor are persons who are designated in the register as holding such shares as nominees. Beneficial owners must therefore register their ownership of the shares directly in the VPS in order to be entitled to vote.

Except as otherwise provided, decisions that shareholders are entitled to make may be made by a simple majority of the votes cast. In the case of elections, the persons who obtain the most votes cast are deemed elected. However, certain decisions, including resolutions to waive preferential rights in connection with share issues, to approve a merger or demerger, to amend the articles of association or to authorize an increase or reduction in the share capital, must receive the approval of at least two-thirds of the aggregate number of votes cast as well as two-thirds of the share capital represented at a shareholders' meeting. Norwegian law further requires that certain decisions which have the effect of substantially altering the rights and preferences of any shares or class of shares receive the approval of at least two-thirds of the holders of such shares or class of shares. Any amendment that would reduce any shareholder's right in respect of dividend payments or rights upon liquidation, or restrict the transferability of shares requires a majority vote of at least 90%. Any amendment that will alter the legal relationship between shares that were previously equal or make any issued shares redeemable needs the consent of all shareholders affected thereby.

Option programs

Director and Employee Stock Option Program

In connection with the Demerger, all employee and director stock option-holders in TeleComputing were offered new stock options in Apptix equaling the number of stock options they had in TeleComputing. This implies that employees and directors were offered an aggregate number of 5,024,880 stock options in Apptix after the Demerger. The strike price of their existing options in TeleComputing and the strike price for the new options in Apptix were adjusted to reflect the proportional distribution of values between TeleComputing and Apptix in the Demerger in accordance with the terms and conditions for trading in standardized options on Oslo Børs. The purpose of this was to ensure that the employees are made whole with respect to their existing option agreements (as required by law) but to also insure that employees are not made more than whole to the detriment of shareholders. The offer as detailed above were accepted by all employees and Directors and 5,024,880 options were issued in Apptix accordingly.

As of May 8, 2002, there were a total of 8,219,378 employee and Director stock options outstanding, including 1,400,000 granted to the CEO and no options has been granted to the Directors.

At an extraordinary shareholders' meeting on December 19, 2001, the Board of Directors of Apptix was awarded an authorization to increase the share capital of the company by up to NOK 500,000 in connection with issuing of shares pursuant to option agreements between the Company and the employees and directors of the Company. The authorization is valid for a two-year period from the date the resolution was passed, which is the maximum term according to the Public Limited Companies Act § 10-14 (3). The authorization must be renewed by the shareholders in order to permit the issuance of shares when options under the various agreements are exercised.

A summary of the Company's stock option activity, and related information as per May 8, 2002 is set out below:

Directors

First Name	Last Name	Grant Date	Options	Strike Price		Vesting and Exercise Overview
Michael S.	Mathews	20-okt-1999	50 000	24,00	**	
Michael S.	Mathews	19-apr-1999	50 000	10,67	**	
Michael S.	Mathews	27-apr-2001	15 000	8,43	**	
Michael S.	Mathews	27-apr-2001	100 000	33,33	**	
Kjell	Braathen	27-apr-2001	50 000	8,43	**	
Bjorge	Gretland					

Management Team

First Name	Last Name	Grant Date	Options	Strike Price		Vesting and Exercise Overview
Jason	Donahue	18-okt-2000	1 500 000	14,17	*	
Jason	Donahue	2-apr-2002	1 400 000	see f below	see g below	
Garrett	Pettingell	6-okt-2000	15 000	15,30	see a below	
Garrett	Pettingell	6-okt-2000	8 000	15,30	see a below	
Garrett	Pettingell	4-okt-2000	9 750	15,30	see b below	
Garrett	Pettingell	25-jan-2001	20 000	19,33	see c below	
Garrett	Pettingell	25-jan-2001	50 000	19,33	see c below	
Garrett	Pettingell	26-apr-2001	5 000	7,67	see d below	
Garrett	Pettingell	19-sep-2001	7 500	6,00	see e below	
Garrett	Pettingell	2-apr-2002	200 000	see f below	see g below	
Alex	Hawkinson	9-jan-2001	200 000	12,47	Vesting 20%, 30%, 50% per year from start date - valid until Jan 9, 2009	
Alex	Hawkinson	19-sep-2001	10 000	6,00	see e below	
Alex	Hawkinson	2-apr-2002	840 000	see f below	see g below	
Jeffrey	Hagins	6-okt-2000	75 000	15,30	see a below	
Jeffrey	Hagins	4-okt-2000	32 500	15,30	see b below	
Jeffrey	Hagins	26-apr-2001	5 000	7,67	see d below	
Jeffrey	Hagins	19-sep-2001	6 500	6,00	see e below	
Jeffrey	Hagins	2-apr-2002	162 000	see f below	see g below	

* *Jason Donahue's option agreement states that all options shall lapse and be of no value if not vested and or exercised within 8 years of the date of grant.*

** The Director's options vest half the first year and the remaining half in the next two AGM meetings. After vesting the options are valid for 5 years.

a. Vesting 20%, 30%, 50% per year from grant date - valid until October 4, 2008
b. Vesting 20%, 30%, 50% per year from start date - valid until October 4, 2008
c. Vesting 20%, 30%, 50% per year from grant date - valid until Jan. 25, 2009
d. Vesting 20%, 30%, 50% per year from grant date - valid until April 26, 2006
e. Vesting 20%, 30%, 50% per year from grant date - valid until Sept. 19, 2006
f. Strike price will be identical to the Directed Offering price. See Chapter 4.1.3 above
g. Vesting 20%, 30%, 50% per year from grant date - valid until April 2, 2007

Both the director and the employee Stock Option Agreements include provisions which determine that unvested options will terminate when the employee or director leaves the Company. Vested options must be exercised within a defined period which varies from 3 to 12 months depending on the agreement in question.

Options - Grant, Exercise and Termination

Employee options	31.12.1998 1998 Shares	31.12.1998 Weighted-average exercise price	31.12.1999 1999 Shares	31.12.1999 Weighted-average exercise price	31.12.2000 2000 Shares	31.12.2000 Weighted-average exercise price	30.06.2002 30.06.02 Shares	30.06.2002 Weighted-average exercise price
Outstanding at beginning of period	-	-	882 000	3,19	4 118 800	17,41	5 402 380	15,66
Granted	882 000	3,19	3 427 650	20,33	4 170 930	28,84	5 330 515	11,71
Exercised	-	-	(159 900)	2,99	(373 550)	6,75	(560 750)	2,95
Termination	-	-	(30 950)	11,13	(2 513 800)	41,73	(1 952 768)	18,57
Outstanding at end of period	882 000	3,19	4 118 800	17,41	5 402 380	15,66	8 219 377	13,27
Exercisable at end of period	-	-	1 051 000	18,66	1 148 500	17,59	1 747 044	15,93

Outstanding employee and directors stock options	Outstanding stock options			Exercisable stock options	
Exercise price	Shares	Weighted-average remaining contractual life	Weighted-average exercise price	Shares	Weighted-average exercise price
NOK 0 - 5	-	0,00	0,00	-	0,00
NOK 6 - 10	4 638 525	5,05	6,59	528 660	6,93
NOK 11 - 15	2 008 500	6,30	13,76	480 020	13,24
NOK 16 - 25	1 309 853	6,29	18,39	559 114	20,50
NOK 26 - 50	220 400	4,87	30,68	145 400	29,32
NOK 51 - 200	42 100	6,54	61,36	33 850	61,71
Total	8 219 378	5,52	11,15	1 747 044	15,93

This table includes employee options granted through May 7, 2002. Information for December 31, 2001 is given in Appendix 2, note no. 8.

Shareholder policy

Apptix will endeavor to manage its shareholders' investments so as to maximize their return in terms of dividends and capital gains over time, and will seek to treat all shareholders equally in line with applicable legislation.

Dividend policy

Apptix's shares carry equal rights to dividend payments. Apptix does not plan to pay dividends on its capital stock in the foreseeable future. Apptix currently intends to retain future earnings, if any, to provide funds for operating expenses, working capital and general corporate purposes, including expansion of the business. Future dividend policy will be determined by the Board of Directors based upon conditions then existing, including Apptix' earnings and financial condition, capital requirements and other relevant factors.

Investor relations

Apptix will provide shareholders, Oslo Børs and the market as a whole with timely and accurate information on the Company. Such information will take the form of annual reports, quarterly interim reports, press releases and investor presentations as necessary. Apptix will also strive to ensure that its progress is monitored by securities analysts.

10. LEGAL ISSUES

Apptix is a public limited liability company incorporated and existing according to the laws Norway under registration number 883 742 192.

Apptix' registered address is:

Name:	Apptix ASA	*Tel:*	+47 66 77 65 70
Address:	Nesøyveien 4 1377 Billingstad Norway	*Fax:*	+47 66 77 65 72

Adress for the operational head quarters in the U.S:

Name:	Apptix ASA	*Tel:*	+1 703 948 2500
Address:	45999 Center Oak Plaza Suite 170 Sterling, VA 20166 USA	*Fax:*	+1 703 948 2506

Registrar at VPS

Apptix' shares are registered with the VPS under ISIN NO 001 0123060. Its registrar is Nordea, Verdipapirseksjonen, Oslo.

Auditor

Apptix' auditor is state-authorized public accountant Ernst & Young AS, Nedre Storgate 42, P.O. Box 560 Brakerøya, Drammen, represented by Atle Terum.

Disputes and legal actions

Apptix is not subject or party to any dispute or legal action that may substantially affect the Company's financial position.

11. TAX ISSUES

NORWEGIAN TAX MATTERS

The account below is a summary of some of the tax rules, which are relevant for shareholders resident in Norway in connection with the acquisition, ownership, and realisation of the shares offered. The account is of general character and does not give a complete description of all tax regulations, which might be relevant, as for example for investors to whom special regulations may be applicable. The account is based on current law practice. The subscribers should contact professional tax advisors to clarify individual tax consequences.

Taxation of Dividends

Dividends distributed are subject to taxation in Norway as general income at a flat rate, currently 28 per cent. According to an imputation method, shareholders who are resident in Norway for tax purposes will effectively not be subject to tax on dividend distributed from Norwegian companies; as such shareholders are entitled to a tax credit ("godtgjørelse") in the Norwegian tax of an amount equal to the tax to be levied on the dividends received.

Non-Norwegian shareholders are subject to withholding tax at a rate of 25 per cent on dividends distributed from Norwegian companies. The Company has an obligation to withhold such tax. However, if the foreign shareholder is carrying on business activities in Norway and the shares owned are effectively connected to such activities, the general rules described in the foregoing paragraph apply. In cases where the withholding tax rules apply, the general withholding tax rate of 25 per cent is normally reduced through tax treaties between Norway and the country in which the shareholder is resident. Generally, the treaty rate does not exceed 15 per cent. In cases where a corporate shareholder holds a qualifying percentage of the shares of the distributing company, the tax treaties often reduce the withholding tax rate on dividends to 5 per cent or even to zero.

Taxation upon Realisation of Shares and preferential rights

Norwegian shareholders

A shareholder who is utilising his preferential right to new shares and who subscribes for shares accordingly, is not considered to realise any gain in connection with such subscription of new shares. The basis for the shares subscribed trough the rights received is the amount to be paid in connection with the subscription.

Shareholders who are selling or otherwise disposing of preferential rights are subject to tax on any capital gain obtained from the disposal. The gain will be taxed at a flat rate of 28 per cent.

A shareholder who is resident in Norway for tax purposes will realise a taxable gain or loss upon a sale, redemption or other disposition of shares. Such capital gain or loss is included in, or deducted from, the basis for computation of general income in the year of disposal and taxed at a flat tax rate of 28 per cent. The gain is subject to tax and the loss deductible irrespective of the length of the ownership and the number of shares disposed of.

The taxable gain or loss is computed as the sales price adjusted for transactional expenses less the tax base on the shares. A shareholder's tax base is equal to the cost price of the shares, adjusted according to the so-called RISK-rules. (RISK is the Norwegian abbreviation for the variation of the company's retained earnings after tax during the ownership of the shareholder). The RISK amount in computed at the end of each fiscal year. Shares owned by shareholders not resident in Norway for tax purposes are not subject to RISK-adjustments.

If a shareholder owns shares acquired at different points in time, the shares that were acquired first will be regarded as the first to be sold, on a first-in first-out basis.

Non-resident shareholders

Shareholders not resident in Norway for tax purposes are generally not subject to tax in Norway on capital gains, and losses are not deductible upon sale, redemption or other disposition of shares or preferential rights in Norwegian companies. However, such shareholders will be subject to Norwegian tax (and losses will be deductible) if the shareholder has been a resident for tax purposes in Norway and the disposal of shares or preferential rights takes place within five years after the end of the calendar year in which the shareholder ceased to be a resident of Norway for tax purposes, or, alternatively, the shareholder is carrying on business activities in Norway and such shares or preferential rights are or have been effectively connected to such activities.

Net Wealth Tax - Shares

The value of the shares is included when computing the net wealth tax imposed on individuals who for tax purposes are resident in Norway. Norwegian joint stock companies and certain other companies in a similar position are not subject to net wealth tax. Currently, the marginal net wealth tax rate is 1.1 per cent of the values, which apply for assessment purposes.

The value of assessment purposes for shares listed on the SMB list of the OSE is 65 per cent of the listed value as of January 1, in the year of assessment. Shareholders who are resident outside of Norway are ordinarily not subject to net wealth tax in Norway.

Inheritance and Gift Tax – Shares

Upon transfer of shares by way of inheritance or gifts, the transfer may be subject to inheritance or gift tax. The basis for the computation is the market value at the time the transfer takes place. Still, such transfer is not subject to Norwegian tax if the donor/deceased was neither a national nor resident of Norway for tax purposes.

Transfer tax – Shares

There is no transfer tax imposed in Norway on sale or purchase of shares.

TAX CONSEQUENCES IN OTHER JURISDICTIONS

For information about possible tax consequences other than those described herein, holders of shares in Apptix are advised to consult their tax advisors.

12. RISK FACTORS

A potential investor should carefully consider the risks and uncertainties described below before making a decision to invest in Apptix. These risks and uncertainties are not the only ones facing Apptix *or which may adversely affect their business. If any of the following risks or uncertainties actually occur, the business, financial condition or results of operations could be materially adversely affected. In this event, the trading price of Apptix' shares could decline, and investors could lose all or part of their investment.*

Forward-looking statements

This Prospectus contains forward-looking statements and information relating to Apptix, their business and industry. All statements other than statements of historical facts included in this Prospectus are forward-looking statements. Words such as believe, intend, expect, anticipate, project, estimate, predict and similar expressions are intended to identify forward-looking statements. The statements are based on management's assumptions and beliefs in light of the information currently available.

These assumptions involve risks and uncertainties which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

The Business is difficult to evaluate as Apptix has a limited operating history.

TeleComputing began operating in January 1997. Since its inception, TeleComputing has focused on developing the business in Europe, and only began offering services in the U.S. in 1999. TeleComputing launched the SPS Business in January of 2001, leveraging the assets and competencies of the TeleComputing U.S. and Nordic organizations, when it recognized that Apptix could fill a need to enable other service providers to deliver hosted applications and web services. Because of the limited operating history and the emerging nature of the markets, Apptix historical financial information is of limited value in projecting future results. Apptix' prospects must be considered in light of the risks involved and frequently encountered by companies expanding into new and rapidly evolving industries, including implementation of an untested business model and the management of growth.

Apptix may continue to incur losses and experience negative cash flow.

Apptix expects to have significant operating losses and to record significant net cash outflow before financing in the near term. The business has not to date generated sufficient cash flow to fund operations without resorting to external sources of capital. Starting up Apptix and building today's customer base has required substantial capital and other expenditures. Further developing the business will require significant additional capital and other expenditures. Apptix may continue to incur losses and experience negative cash flow, and Apptix cannot guarantee that it will ever be profitable.

Apptix may need additional capital to fund operations and finance growth, and may not be able to obtain it on terms acceptable to Apptix or at all.

Success depends on the acceptance and increased use of hosted applications and web services.

Apptix' business model depends on the acceptance and use of hosted applications and web services by commercial users in the geographical markets where Apptix delivers services to its service provider clients. The market for hosted applications and web services has only recently begun to develop. Apptix cannot be certain that this market will become viable or, if it becomes viable, that it will grow.

If the market for Apptix' services does not grow or grows more slowly than currently anticipated, Apptix' operating results and business would be materially adversely affected.

In addition, the business could suffer dramatically if Apptix' hosted applications and web services are not accepted or perceived to be ineffective in our targeted markets.

Success depends on the viability of the telecom services market and the willingness and ability of telecom service providers to purchase, deploy, and successfully sell Apptix' offerings.

Over the last eighteen months, the telecom services market, specifically the second tier telcos have faced significant operational and financial challenges. Though Apptix believes it can leverage this to its advantage by offering its private label solutions to telecom service providers to increase their revenues for relatively low investment, the telecom market currently faces significant risk and several telecom service providers will likely cease operations. Additionally, telecom service providers may be unable to make a successful transition from selling telecommunications services to selling less familiar hosted applications. Apptix may also find it more challenging than anticipated to get telecom service providers to commit to deals that are commercially attractive for Apptix. If any of these events were to happen, Apptix' business would be materially adversely affected.

The business strategy may be difficult to execute and may not effectively address Apptix' market.

To date, Apptix has devoted particular attention and resources to implement the following elements of in their strategy:

- *Developing the proprietary TECOS® ™platform architecture.*
- *Investing in relationships with Microsoft, Citrix, and Compaq.*
- *Building and pursuing relationships with network service providers.*
- *Establishing data center and network operations center facilities.*

Apptix cannot assure that its current strategy will be successful. In such case, operating results and business can be adversely affected.

Apptix plans to expand rapidly and managing growth may be difficult.

Apptix expects the business to grow both geographically and in terms of the number of services and applications offered. Apptix cannot assure that it will successfully manage its growth. If Apptix cannot manage growth effectively, operating results and business will be materially adversely affected.

Future acquisitions may adversely affect business.

Future acquisitions by Apptix may result in the use of significant financial resources, the potentially dilutive issuances of equity securities and the incurrence of debt and amortization expenses related to goodwill and other intangible assets, each of which could materially adversely affect operating results and business. Failure to successfully integrate acquired companies or such companies subsequent under performance could have a material adverse effect on operating results and business.

Apptix may be unable to deliver private label ASP Services if third parties do not provide key components of Apptix' infrastructure.

Apptix depends on other companies to supply key components of the telecommunications infrastructure, system and network management solutions regarding bandwidth. Although Apptix leases redundant capacity from multiple suppliers, a disruption in telecommunications capacity could prevent Apptix from maintaining its standard of service. Further, some of the key components of the system and network are available only from limited sources in the qualities and quantities demanded.

Failure to obtain needed products or services in a timely fashion, at appropriate quality levels and at an acceptable cost, could have a material adverse effect on business.

Ability to provide ASP services depends on good relationships with software vendors.

Apptix' business consists of operating and offering leading software applications on a subscription basis. Apptix obtains these software products under license agreements with leading software providers, and package them as part of the service offering. These agreements have terms ranging from one to three years. All the agreements may be terminated upon a breach, subject to cure periods. If these agreements are terminated prior to the end of their term or not renewed after their term expires, or Apptix otherwise is unable to continue to use this service, Apptix might have to discontinue products or services. Any of these events may have a material adverse effect on the operating results and business.

Microsoft might turn against Apptix or might discontinue its support of Apptix in the market.

Apptix has significantly invested resources in its relationship with Microsoft. To date, this investment has paid off and Apptix believes it has built a relationship that is of a mutual benefit to both Apptix and Microsoft. Based on the resources Apptix has invested in Microsoft and based on the dependence of TECOS on Microsoft .NET technologies, the Apptix business has become heavily reliant on maintaining a good relationship with Microsoft. For any number of reasons, Apptix' relationship with Microsoft might deteriorate. Microsoft might find other partners that can provide similar or better services than Apptix. Microsoft might even endeavor to emulate Apptix' technology and then put Apptix out of business. Apptix' failure to leverage and/or continue to strengthen its relationship with Microsoft would have a material adverse effect on the Apptix business.

Apptix depends on the development of products and services and faces risks associated with technological change.

Apptix' success will depend upon the ability to develop new products and services that meet changing customer needs and obtain additional application software. The market for Apptix' products and services is characterized by rapidly changing technology, evolving industry standards and customer requirements, emerging competition and frequent new product and service introductions. Apptix cannot assure that it can successfully identify new services opportunities and develop and bring new services to market in a timely manner.

The markets Apptix serves are highly competitive.

Apptix's current and potential competitors include but not limited to Xevo, Abridean, I-can, US Internetworking, Loudcloud, USA.net, United Messaging, and others. Further, Apptix competes against its own customers, who have the alternative of implementing in-house solutions. Apptix may also face competition from certain companies in related industries such as systems integrators and equipment manufacturers. Many of Apptix' competitors may have greater resources than Apptix. Apptix also believes that there is likely to be consolidation in the markets, which could increase price and other competition in ways that materially adversely affect its operating results and business.

Security risks

Apptix' ability to provide for the secure transmission of confidential information to and from the data centers is integral to the growth of hosted application and web services. Although Apptix has implemented a variety of state-of-the-art network security systems to protect against unauthorized access and computer viruses, other intentional acts and accidents and disruptions may occur. This could potentially result in liability to Apptix, loss of existing customers or damage to the reputation. . The costs required to avoid the intrusion of or to eliminate computer viruses or to alleviate other potential or real security threats could be expensive and any additional efforts required to address security issues could result in service interruptions or delays to clients. This would have a material adverse effect on operating results and business.

The network infrastructure could fail, which would damage Apptix' ability to provide guaranteed levels of service and could result in significant operating losses.

To provide customers with guaranteed levels of service, Apptix must operate the network infrastructure without interruption. In order to operate in this manner, Apptix must protect its network infrastructure, equipment and customer files against damage from human error, natural disasters, unexpected equipment failure, power loss or telecommunications failures, sabotage or other intentional acts of vandalism. Even if Apptix takes precautions, the occurrence of a natural disaster, equipment failure or other unanticipated problem at one or more of the data centers could result in interruption in the services provided to customers. Apptix cannot assure that its disaster recovery plan will address all, or even most, of the problems they may encounter in the event of such a disaster.

Any of these occurrences could result in significant operating losses.

Growth could be limited if Apptix is unable to attract and retain qualified personnel.

Apptix believes that its short- and long-term success depends largely on the ability to attract and retain highly skilled technical, managerial and marketing personnel. Apptix may not be able to hire the necessary personnel to implement the business strategy, or may need to pay higher compensation for employees than currently expected. Failure to attract or retain any of these employees could have a material adverse affect on operating results and business.

Intellectual property infringement claims against Apptix, even without merit, could cost a significant amount of money to defend and divert management's attention away from business.

As the number of software products in target markets increases and the functionality of these products further overlap, software industry participants may become increasingly subject to infringement claims. It is possible that someone may claim that Apptix' technology, including the proprietary TECOS®™ platform, infringes their proprietary rights. Any infringement claims, even if without merit, can be time consuming and expensive to defend. Such claims and any ensuing litigation could divert management's attention and resources and could cause service implementation delays. They also could require Apptix to enter into costly royalty or licensing agreements. If successful, a claim of product infringement against Apptix and their inability to license the infringed or similar technology could adversely affect operating results and business.

Because Apptix has international operations, it faces additional risks related to international political and economic conditions.

Apptix is a Norwegian company with primary offices in the U.S. There are risks inherent in conducting business internationally. These include:

- *Unexpected changes in regulatory requirements.*
- *Export restrictions.*
- *Tariffs and other trade barriers.*
- *Challenges in staffing and managing international operations.*
- *Differences in employment laws and practices among different countries.*
- *Differing technology standards.*
- *Fluctuations in currency exchange rates.*
- *Imposition of currency exchange controls.*
- *Potentially adverse tax consequences.*
- *Difficulties in enforcing contracts.*
- *Difficulties and expense of maintaining international sales distribution channels.*

Apptix cannot assure that one or more of these factors will not have a material adverse effect on current or future international operations and, consequently, on operating results and business.

Government regulation and legal uncertainties could add additional costs to doing business on the Internet and could limit the clients' use of the Internet.

Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The adoption or modification of laws or regulations relating to the Internet could adversely affect Apptix' business. Although Apptix knows of no pending legislation that are considered to be threatening, they can not predict what types of laws may be passed and whether such laws could have potential adverse effects on operations or business.

The share price could be volatile.

The trading price of its shares is likely to be volatile, particularly given the early stage of Apptix' business. The stock market in general, and the market for technology and technology-related companies in particular, has experienced extreme volatility. This volatility has often been unrelated to the operating performance of particular companies. Apptix cannot assure that an active public market for the shares will develop or continue. Prices for the shares will be determined in the marketplace and may be influenced by many factors, some of which will be outside of Apptix' control. These factors include variations in Apptix' financial results, changes in earnings estimates by industry research analysts, rumors and speculation in the market, investors' perceptions of Apptix and general economic, industry and market conditions.

Fluctuations in quarterly operating results may negatively impact the stock price.

The quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside Apptix' control. These factors include:

- *The demand for and market acceptance of ASP services;*
- *The ability to develop, market and introduce new services on a timely basis;*
- *Downward price adjustments by competitors;*
- *Changes in the mix of services provided by competitors;*
- *Technical difficulties or system downtime affecting the Internet generally or Apptix' hosting operations specifically;*
- *The ability to meet any increased technological demands of customers;*
- *The amount and timing of costs related to marketing efforts and service introductions;*
- *Economic conditions specific to the ASP industry.*
- *General economic conditions*

The operating results for any particular quarter may fall short of Apptix' expectations or those of investors or securities analysts. In this event, the market price of the stock would be likely to fall.

The reliability of market data included in this Prospectus is uncertain.

Because Apptix is a young company and operates in a new industry and rapidly changing market, market data from industry publications are included. The reliability of this data cannot be assured. Market data used throughout this Prospectus was obtained from internal company surveys and industry publications. Industry publications generally state that the information they provide has been obtained from sources believed to be reliable, but that accuracy and completeness of such information is not guaranteed. Although it is believed that market data used in this Prospectus is reliable, it has not been independently verified. Similarly, internal company surveys, while believed to be reliable, have not been verified by independent sources.

Relocation from Fort Lauderdale, Florida to Sterling, Virginia may have negative impact on the company's ability to deliver its services.

Historically, Apptix based its technical and business operations functions in Sterling, Virginia (including the data center), and based its corporate and engineering functions in Fort Lauderdale. As of the end of January 2002, the company resolved to move all of its Apptix business as well as its headquarters to the Northern Virginia office. The company did this in order to improve the efficiency within the organization and to further leverage the proximity of customers and partners that the Northern Virginia area offers. A successful relocation is dependent upon that identified key employees accept to move to Virginia and that the company is able to attract and hire new employees with appropriate skill sets in the Virginia area to backfill employees not making the move from Florida. Further, a successful office consolidation will require that Apptix is able to maintain continuity in its projects and in its TECOS platform during and subsequent to the move process. It can not be ruled out that the company will not succeed to both keep and attract required personnel or will not be able to deliver high-quality solutions to its customers due to disruptions associated with the move process. If either of these were to happen, the relocation might have negative impact on the company's ability to deliver its services.

Appendix 1

Draft of

**ARTICLES OF ASSOCIATION
FOR APPTIX ASA**

(as per May 7, 2002)

§1 The Company name is Apptix ASA. The Company is a public limited company.

§2 The Company's registered office is in the municipality of Asker.

§3 The object of the company is to develop, market and rent out information technology, as well as sale of related services and products.

§4 The Company's share capital is NOK 2.183.056,558 divided into 32.778.627 shares, each of NOK 0,0666. The Company's securities shall be registered in the Norwegian Securities Registry (VPS).

§5 The Company's Board of Directors shall have 3-10 members. The Company can be signed by the chairman alone or two members together. The Board can issue a procure power of attorney.

§6 The Company shall have one managing director.

§7 The annual general assembly shall be called with 14 days notice. The general assembly shall handle and determine the following issues:

1. Approve the profit and loss account and balance sheet, including distribution of profits
2. Approval of board remunerations and auditors' fees
3. Other matters which according to the law must be considered by the annual general meeting.

Appendix 2

Apptix ASA – Consolidated financial statement and pro forma figures for the income statement and balance sheet

TeleComputing ASA has demerged the company's SPS Business to Apptix ASA. The Demerger was effective for accounting purposes from October 1, 2001.

Presented in this section is financial information for Apptix on a consolidated basis for 2000 and 2001. This includes the income statement for the three months period October 1 to December 31 2001, pro forma income statement of the year ended December 2001 and the actual balance sheet as of December 31, 2001. The 2000 financial statement comprise pro forma income statement and pro forma balance sheet for the year ended December 31, 2000. The financial information is prepared in accordance with Norwegian Generally Accepted Accounting principles (NGAAP) and presented in NOK and USD. The pro forma financial information is prepared by making adjustments to the official financial statements as shown below. The pro forma financial information for the year ended December 31, 2001 was prepared based on TeleComputing's official quarterly report for the nine months period ended September 30, 2001 and the Apptix's quarterly report for the three months period ended December 31, 2001. The quarterly reports of TeleComputing ASA and Apptix ASA have been subject to limited reviews by the company's external auditor. The demerged Apptix Group was formally incorporated April 8, 2002 and will therefore not present its own Financial Statements for 2001. The consolidated financial information for the three months period ended December 31, 2001 is presented in notes to the Financial Statements for TeleComputning.

The table below shows the accounting effect of the pro forma adjustments:
(NOK 1 000)

(Amounts in NOK 1,000)	Year ended December 31, 2001			Year ended December 31, 2000		
Income statement	*Tele-Computing*	*Apptix*	*Total*	*Tele-Computing*	*Apptix*	*Total*
Reported net loss, nine months ended September 30, 2001	(33 080)	(124 595)	(157 675)			
Reported net loss, three months ended December 31, 2001	(26 987)	(30 259)	(57 246)			
Reported net loss, year ended December 31, 2001 and 2000	(60 067)	(154 854)	(214 921)	(10 947)	(241 069)	(252 016)
Amortization on goodwill		1 355	1 355		2 059	2 059
Write-down on goodwill		6 920	6 920			-
Additional costs for subleasing of premises		3 252	3 252			-
Proforma net loss year ended December 31, 2001 and 2000	(60 067)	(143 327)	(203 394)	(10 947)	(239 010)	(249 957)
Balance sheet						
Reported total assets		126 006		225 139	174 260	399 399
Adjustments to goodwill Electronic Business Inc.					(8 775)	(8 775)
Proforma total assets				225 139	165 485	390 624
Reported and proforma total liabilities				25 058	32 209	57 267
Reported total shareholders equtiy		96 806		200 081	142 051	342 132
Adjustments to goodwill Electronic Business Inc.					(8 775)	(8 775)
Proforma total shareholders equtiy				200 081	133 276	333 357

The intention with the pro forma financial statements is to present financial information for Apptix ASA as if the Demerger had been effective from January 1, 2000. The financial statements will however not necessarily reflect the financial position and the financial result of the Company as if the Demerger had been made effective at an earlier point in time. The pro forma financial statements have been derived from the official statements for 2000 and from the reports for third and fourth quarter 2001.
The pro forma financial statements were prepared in accordance with the Demerger Plan and in accordance with the Norwegian Accounting Act of 1998. Since the Demerger does not lead to any changes in the actual ownership structure it will be recorded according to the principle of continuity with regard to measurement of value. Consequently, recorded values in TeleComputing ASA will be carried forward.

The Pro forma consolidated figures include Apptix ASA after Demerger and its wholly owned subsidiaries: Apptix, Inc, TECOS Development, Inc, Electronic Business, Inc and TeleComputing Switzerland SA. The pro forma figures for the Apptix ASA consolidated income statement for 2000 and 2001 have been prepared by allocating the net revenues and expenses from the subsidiaries and activities that will make up the SPS Group after the Demerger in accordance with the Demerger Plan, including an estimate of the corporate costs in Apptix ASA. The Corporate costs in the parent company are estimated based on the allocation of corporate costs in TeleComputing ASA before the demerger. Wage costs to senior management are charged to the company that continues the working relationship after the demerger. Other costs related to wages are allocated based on the same principle. Costs related to the brand name TeleComputing and the Intellectual Property Rights, TECOS, are allocated according to the allocation of rights in the Demerger Plan. Other operating costs are equally divided between the two companies. Financial income and expenses have been allocated according to related assets that are associated with the companies and activities that are to be in each group.

Goodwill
At the end of 1999 TeleComputing Inc. recorded goodwill related to the acquisition of Electronic Business Inc. This goodwill was amortized in 2000 based on a benefit period of 5 years. Amortizations have been made up to September 30, 2001 according to this plan. As of September 30, a write-down was performed on the remaining goodwill reducing the value to NOK 0 in the financial statement. For the purpose of the pro forma financial statements the goodwill was written-down by NOK 8.275 million as of January 1, 2000.

Additional costs on subleasing of premises

TeleComputing Inc. has, during 2001, charged future losses related to the unfavorable lease of premises as an expense of NOK 3 251 000. The calculation of future loss is based on lease contracts on premises not useful to the Company today and the expected value of potential sublease agreements. In the pro forma financial statements these costs have been charged directly to equity as of January 1, 2001.

Apptix Consolidated Income Statements

Apptix ASA – Consolidated income statement three months ended December 31, 2001 and pro forma income statement year ended December 31, 2001 and December 31, 2000

(Amounts in USD 1,000)					(Amounts in NOK 1,000)		
3 months ended December 31,	Proforma Year ended December 31,				3 months ended December 31,	Proforma Year ended December 31,	
2001	2001	2000		Note	2001	2001	2000
			OPERATING REVENUE				
342	1 266	574	**Operating revenue**		3 047	11 379	5 055
			OPERATING EXPENSES				
242	1 481	1 676	Direct operating cost		2 138	13 312	14 761
1 705	8 896	14 088	Salaries	8	15 135	79 960	124 057
1 294	4 815	10 701	Other operational and administrative costs		11 485	43 273	94 228
569	2 480	1 681	Depreciation and amortization	3, 4	5 058	22 290	14 802
3 810	17 672	28 146	**Total operating expenses**		33 816	158 835	247 848
(3 468)	(16 406)	(27 572)	**Operating loss**		(30 769)	(147 456)	(242 793)
			FINANCIAL INCOME AND EXPENSES				
29	365	999	Interest, net	2	251	3 278	8 797
41	135	(551)	Foreign exchange income (loss), net	2	364	1 213	(4 851)
(12)	(41)	(19)	Other financial income (loss), net	2	(105)	(362)	(164)
58	459	429	**Net financial income (expenses)**		510	4 129	3 782
(3 410)	(15 947)	(27 143)	**Loss before taxes**		(30 259)	(143 327)	(239 011)
			TAXES				
-	-	-	Income tax benefit	7	-	-	-
$ (3 410)	$ (15 947)	$ (27 143)	**Net loss**		(30 259)	(143 327)	(239 011)
			Loss per share				
$ (0,12)	$ (0,59)	$ (1,16)	Basic and diluted loss per share		(1,10)	(5,34)	(10,20)
27 412	26 855	23 439	Weighted average common shares outstanding		27 412	26 855	23 439

10.04.2002 13:50

Apptix

Consolidated Balance Sheets

Apptix ASA – Actual Consolidated Balance Sheets for the year ended December 31, 2001 and pro forma Balance Sheet for the year ended December 31, 2000

(Amounts in USD 1,000) Year ended December 31 2001	Pro forma 2000		Note	(Amounts in NOK 1,000) Year ended December 31 2001	Pro forma 2000
		ASSETS			
		Non-current assets			
		Intangible assets			
$ -	$ -	Goodwill	4	-	-
421	845	Software and licenses	4	3 794	7 480
-	-	Deferred Tax Asset		-	-
421	845	**Total intangible assets**		3 794	7 480
		Property and equipment			
2 232	3 847	Computer equipment	3, 5	20 117	34 042
910	1 167	Furniture and fixtures	3, 5	8 201	10 323
1 064	1 307	Leasehold improvements	3, 5	9 585	11 564
-	46	Vehicles	3, 5	-	411
4 206	6 367	**Total property and equipment**		37 903	56 340
		Financial non-current assets			
104	69	Other non current asset		939	606
104	69	**Total financial non-current assets**		939	606
4 731	7 281	**Total non-current assets**		42 636	64 426
		Current assets			
406	66	Accounts receivable		3 656	582
364	21	Other current assets		3 284	184
211	212	Prepaid expenses		1 895	1 878
8 271	11 122	Cash and cash equivalents	5	74 535	98 415
9 252	11 421	**Total current assets**		83 370	101 059
$ 13 983	**$ 18 702**	**TOTAL ASSETS**		**126 006**	**165 485**
		SHAREHOLDERS' EQUITY AND LIABILITIES			
		Shareholders' equity			
		Paid-in capital			
$ 203	$ 183	Common stock	9	1 827	1 620
10 539	14 879	Paid-in premium reserve	9	94 979	131 656
10 742	15 062	**Total paid-in capital**		96 806	133 276
		Long term debt			
1 319	1 571	Capital lease obligations	5	11 890	13 901
339	66	Other long term debt		3 048	582
1 658	1 637	**Total long term debt**		14 938	14 483
		Current liabilities			
758	1 704	Trade accounts payable		6 829	15 080
137	217	Taxes including other social security		1 233	1 918
-	45	Accrued social security tax on employee stock-options		-	394
688	37	Other current liabilities		6 200	334
1 583	2 003	**Total current liabilities**		14 262	17 726
$ 13 983	**$ 18 702**	**SHAREHOLDERS' EQUITY AND TOTAL LIABILITIES**		**126 006**	**165 485**

See Notes to Consolidated Financial Statements

10.04.2002 13:50

Apptix

Pro forma Consolidated Statements of Cash Flows

(Amount in USD 1,000) Pro forma Year ended 31 December 2001	2000		(Amount in NOK 1,000) Pro forma Year ended 31 December 2001	2000
		Cash flows from operating activities		
$ (15 947)	$ (27 142)	Loss before tax	(143 327)	(239 011)
	1 194	*Stock-based compensation expense*	-	10 514
2 480	1 681	Depreciation and amortization	22 290	14 802
826		Write down	7 423	
26	148	Gain and loss on sales on fixed assets	232	1 307
	-	Change in inventories	-	-
(342)	(43)	Change in accounts receivable	(3 074)	(377)
(918)	1 548	Change in trade accounts payable	(8 251)	13 628
(44)	-	Change in accrued social security tax on employee stock options	(394)	-
273	(268)	Change in other assets and liabilities	2 458	(2 358)
(13 646)	(22 882)	**Cash flows used in operating activities**	(122 643)	(201 495)
		Cash flows from investing activities		
(569)	(933)	Purchases of intangible assets	(5 117)	(8 217)
(141)	(4 579)	Purchases of property and equipment	(1 268)	(40 322)
284	73	Sales of property and equipment	2 557	643
(37)	(61)	Payments from other investment	(333)	(540)
(463)	(5 500)	**Cash flows used in investing activities**	(4 161)	(48 436)
		Cash flows from financing activities		
(515)	(14)	Payments on capital lease obligations	(4 633)	(122)
404	66	Payments on other long term debt	3 630	582
11 726	6 165	Proceeds from share offerings	105 390	54 284
11 615	6 217	***Cash flows provided by financing activities***	104 387	54 744
(357)	(2 274)	**Effect of exchange rates on cash and cash equivalents**	(1 463)	1 240
(2 851)	(24 439)	*Net increase in cash and cash equivalents*	(23 880)	(193 947)
11 122	35 561	Cash and cash equivalents at beginning of period	98 415	292 362
$ 8 271	$ 11 122	Cash and cash equivalents at end of period	74 535	98 415

See Notes to Consolidated Financial Statements

10.04.2002 13:50

Selected notes to Apptix consolidated financial statements

Note 1 - Summary of significant accounting policies

The pro forma financial statements of Apptix ASA are prepared according to the Norwegian Accounting Act of 1998 and Norwegian Generally Accepted Accounting Principles.

Demerger

At a meeting held on December 19, 2001, the Shareholders of TeleComputing ASA approved a Demerger of TeleComputing through a separation and transfer of the company's SPS Business to the Apptix Group. The Demerger resolution implied no changes in actual ownership structure and was recorded according to the principle of continuity. The Demerger was, for accounting purposes, effective from October 1, 2001.

Consolidation

The consolidated financial statements include Apptix ASA and its wholly owned subsidiaries: Apptix Holding AS, Apptix, Inc, TECOS Development, Inc, Electronic Business, Inc and TeleComputing Switzerland SA. The accounts of all the subsidiaries are prepared according to a uniform set of accounting principles similar to those applied by Apptix ASA. All significant intercompany balances and transactions have been eliminated in consolidation.

Acquisitions are accounted for by eliminating the cost price of the shares in the parent company against equity in the subsidiary at the time of acquisition. The cost of the acquisition has been allocated to the assets acquired and the liabilities assumed according to their estimated fair market values at the acquisition date. The amount allocated to goodwill represents the excess of the price paid over the fair value of the assets acquired and the liabilities assumed. Goodwill is amortized on a straight-line basis over five years.

Revenue recognition

The sale of goods is recognized as revenue at the time of delivery. Revenues related to ASP services are recognized in accordance with the contract period.

General valuation rules for classification of assets and liabilities

Current assets and liabilities include balances typically due within one year. All other balances are classified as non-current assets and other long-term debt.

Current assets are valued at the lower of cost and net realizable value. Short-term debt is stated at the historical nominal value.

Fixed assets are valued at cost, but written down to net realizable value if the decline in value is expected to be permanent. Long-term debt is disclosed at the historical nominal value

Receivables

Trade accounts receivable and other receivables are stated at face value reduced by a provision for anticipated losses. The provision is made on the basis of individual evaluations of each customer. In addition, an unspecified provision is made for any losses anticipated for the remainder of the balances.

Foreign currency transactions

The companies located outside of Norway use their local currency as their functional currency (primary the US dollar). The assets and liabilities are translated into NOK using the rate of exchange as of the balance sheet date. For the consolidated income statement, an average exchange rate is used. Translation gains and losses are charged directly to paid-in premium reserve. Transactions in foreign currencies are translated by using the exchange rate at the transaction date.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed for owned assets using the straight-line method over estimated useful lives of the assets.

Costs in connection with research and development are charged to income as they are incurred, with the exception of software development, which is capitalized to the extent that specific criteria for capitalization are met. The software is depreciated using the straight-line method over the useful life of the asset.

Stock options

The Company utilizes the intrinsic value method for recognizing compensation expense relating to its employee stock-based compensation plans. As long as the exercise price of employee stock options equals or exceeds the estimated fair value of the underlying stock on the date of grant, generally no compensation expense is recognized. The Company discloses pro forma information regarding fair value of the options.

Income taxes

The tax expense in the income statement includes the tax payable on the ordinary result for the period as well as the change in deferred tax. Deferred tax is calculated with a nominal tax rate on the temporary differences between the recorded values and tax values, as well as on any tax loss carry-forwards at the balance sheet date. Any temporary differences increasing or reducing taxes that will or may reverse in the same period, are netted.

Note 2 - Combination of items

(Amounts in NOK 1,000)	Year ended December 31, 2001	2000
Interest on bank deposits	5 285	9 888
Interest expenses	(2 007)	(1 091)
Interest net	3 278	8 797
Foreign exchange income	1 538	4 014
Foreign exchange loss	(325)	(8 865)
Foreign exchange income (loss) net	1 213	(4 851)
Other financial income	-	-
Other financial expenses	(362)	(164)
Other financial income (loss), net	(362)	(164)

Note 3 - Property and equipment

(Amounts in NOK 1,000)	Computer equipment	Furniture and fixtures	Leasehold improvements	Vehicles	Total
Cost	45 212	12 171	13 574	660	71 617
Additions	3 060	-	831	-	3 891
Disposals	(5 894)	(713)	-	(671)	(7 278)
Translation adjustment	826	222	252	11	1 311
Cost December 31, 2001	43 204	11 680	14 657	-	69 541
Demerger - Acc. Depreciation	11 169	1 849	2 009	248	15 275
Acc. Depreciation disposals	(3 841)	(319)	-	(330)	(4 490)
Translation adjustment	237	38	45	4	324
Acc. depreciation and write-down December 31, 2001	23 086	3 479	5 072	-	31 637
Balance December 31, 2001	20 118	8 201	9 585	-	37 904
Current depreciation	15 521	1 911	3 018	78	20 528
Current write-down	-	-			
Useful life	3 years	7 years	5 years	5 years	
Depreciation plan	Straight-line	Straight-line	Straight-line	Straight-line	

10.04.2002 13:50

Note 4 - Intangible assets

(Amounts in NOK 1,000)	Goodwill	Software and licenses	Total
Cost	10 344	8 938	19 282
Additions	-	5 117	5 117
Disposals	-10 507	-9 042	-19 549
Translation adjustment	163	134	297
Cost December 31, 2001	-	5 147	5 147
Demerger - Accumulated amortization	2 069	1 238	3 307
Accumulated amortization disposals	-2 146	-1 619	-3 765
Translation adjustment	32	17	49
Accumulated amortization December 31, 2001	-	1 353	1 353
Balance December 31, 2001	-	3 794	3 794
Current Amortization	45	1 717	1 762

Software and licenses are amortized on a straight-line basis over three to five years period.

Note 5 - Leases and mortgages

The Company has funded most of their investments in computer equipment, office and datacenter space, machinery, and office equipment through lease agreements. Future minimum annual capital and operating lease commitments at December 31, 2000 are as follows:

(Amounts in NOK 1,000)	Operating Lease	Capital Lease
2002	10 328	6 843
2003	10 658	6 599
2004	7 327	209
2005	1 962	-
Thereafter	12	-
Total minimum lease payments	30 287	13 651
Amount representing interest		1 761
Present value of minimum lease payments		11 890
Recorded value of property mortgaged as security for capital lease comitments:		11 184

NOK 3 012 714 of bank deposits is restricted as security for future lease commitments.

Note 6 - Shares in subsidiary companies

Companies	Time of incorporation/ acquisition	Offices location	Percentage of shares owned by TeleComputing ASA	Percentage of voting shares
Apptix, Inc.	1999	Florida	100 %	100 %
TeleComputing Switzerland SA	2000	Geneve	100 %	100 %
Electronic Business, Inc. (E-Biz)	1999	Virginia	100 %	100 %
Tecos Development, Inc.	1999	Florida	100 %	100 %
Apptix Holding AS	2001	Asker	100 %	100 %

TeleComputing has incorporated all companies except for Electronic Business, Inc.. The companies are accounted for according to the cost method. Electronic Business, Inc and Tecos Development were closed as legally entities in the beginning of 2002.

Note 7 - Income tax

The Norwegian Company is taxed at the statutory tax rate of 28 %, and the US Company is taxed at the statutory tax rate of 37.6 %.

Reconciliation between the income tax benefit at the statutory rate and the consolidated effective income tax benefit are as follows:

Reconciliation of income tax expense

(Amounts in NOK 1,000)	
Loss before tax:	**2001**
Norway	(34 360)
Others	(108 967)
Total loss before tax	(143 327)
Income tax expense:	
Norway	(9 621)
Others	(40 911)
Total calculated income tax expense	(50 532)
Non deductible expenses	2 448
Valuation allowances	48 084
Income tax expense	-

Accumulated operating loss carryforwards

(Amounts in NOK 1,000)

	2001
Loss before tax	(143 327)
Non deductible expenses	8 742
Change in temporary differences	19 673
Total operating loss carry-forward	(114 912)

Specification of the basis for deferred tax asset

Deferred tax advantage	**2001**
Tax loss carryforwards	566 438
Current assets	1 240
Non-current assets	14 272
Current liabilities	5 712
Long term debt	-
Total basis of deferred tax advantage	587 662
Deferred tax	
Current assets	254
Non-current assets	
Total basis of deferred tax	254
Net deferred tax advantage	587 408
Deferred tax asset based on nominal tax rate	204 054

Deferred tax asset has not been recorded in the balance sheet.

10.04.2002 13:50

Note 8 - Employee options

As a result of the demerger, all employee and director stock option-holders in TeleComputing were offered new stock options in Apptix ASA equaling the number of stock options they have in TeleComputing, on the condition that the strike price for their options in TeleComputing shall be current strike price multiplied by 0,667. The strike price for the new options in Apptix will be the current strike price of the options in TeleComputing multiplied by 0,333. The adjustment of the strike price for the existing options in TeleComputing and the strike price for the new options in Apptix are made to reflect the proportional distribution of values between TeleComputing and Apptix in the Demerger in accordance with the terms and conditions for trading in standardized options on the Oslo Stock Exchanges. The purpose is to ensure that the employees are made whole with respect to their existing option agreements (as required by law) also ensure that employees are not made more than whole to the detriment of shareholders.

A summary of the TeleComputing's stock option activity before the demerger, and related information for the year ended December 31 follows:

	2001		2000		1999	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of period	5 534 913	48,94	4 122 000	53,84	914 500	10,64
Granted	1 987 790	38,82	5 258 813	82,00	3 395 150	63,12
Exercised	(560 750)	9,10	(366 550)	23,00	(159 900)	9,28
Forfeited/expired	(1 924 723)	65,40	(3 479 350)	106,89	(27 750)	16,48
Outstanding at end of period	5 037 230	43,09	5 534 913	48,94	4 122 000	53,84
Exercisable at end of period	794 370	51,85	1 155 040	52,69	1 031 000	57,84

The following table summarizes information about TeleComputing's stock options on December 31, 2001:

Employee and directors stock options	Outstanding stock options			Exercisable stock options	
Exercise price	Shares	Weighted average remaining contractual life	Weighted average exercise price	Shares	Weighted average exercise price
NOK 8 - 20	682 840	3,51	18,00	135 000	17,78
NOK 21 - 40	1 029 800	4,08	27,23	211 500	27,38
NOK 41 - 80	3 120 240	6,48	48,65	427 120	68,17
NOK 81 -160	150 400	4,58	99,99	400	96,76
NOK 161 - 240	51 950	6,59	180,00	18 350	180,00
NOK 241 - 400	2 000	5,50	270,00	2 000	270,00
Total	5 037 230	5,53	43,09	794 370	51,85

Note 9 - Consolidated shareholders equity

Equity changes :

(Amounts in NOK 1,000)	Common stock	Paid in premium reserve	Other paid-in capital	Total equity
Demerger resolution	1 827	63 065	60 431	125 323
Net loss	-	-	-30 260	(30 260)
Equity adjustment	-	-	1 743	1 743
Shareholders' equity December 31, 2001	1 827	63 065	31 914	96 806

As a result of the demerger, equity in Apptix ASA, now totals NOK 125,323,335. The demerger, for accounting purposes took effect from October 1. 2001 and the cost at parent company level is split between Telecomputing and Apptix.
The equity adjustment accounts for corporate expenses associated with Apptix operations during the accounting period October 1 to March 31.. These expenses were paid by TeleComputing ASA.

10.04.2002 13:50

Note 10 - Translation

The Consolidated Financial Statement presented in NOK is a translated version of the Norwegian official board approved financial statement.

The financial income statement, balance sheet and cash flow in US dollars is prepared for information purposes. The assets and liabilities are translated into US dollars using the rate of exchange as of the balance sheet date. For the consolidated income statement, an average exchange rate is used. Translation gains and losses are charged directly to additional paid in capital. *Transactions in foreign currencies are translated by using the exchange rate at the date of transaction.*

The exchange rates used are:

	Year end rate	Average rate
2001	9,0116	8,9879
2000	8,8485	8,8058

ERNST & YOUNG

■ Statsautoriserte revisorer

Ernst & Young AS
Nedre Storgt. 42
P.O. Box 560 Brakerøya
N-3002 Drammen

■ Foretaksregisteret:
NO 976 389 387 MVA

Tel. 32 83 88 90
Fax 32 83 86 25
32 89 08 18

Medlemmer av Den norske Revisorforening

To the Board of Directors of
Apptix ASA

Auditors report regarding limited review of Apptix ASA

We have performed a limited review of the presented consolidated balance sheet as of December 2001, the corresponding income statement of the Apptix ASA Group as of three months period ended December 31, 2001. These consolidated balance sheets and income statements are the responsibility of the Company's management. We are engaged to give a statement based on our performed limited review procedures.

Our limited review is carried out in accordance with generally accepted limited review standards and practices in Norway. Those standards and practices require that we plan and perform our limited review to obtain reasonable assurance about whether the consolidated balance sheet and income statement are free of material misstatements. A limited review is basically limited to making inquiries with management and of applying analytical procedures to financial data. Our review procedures performed were substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Norway. The objective of which would be the expression of an opinion regarding the financial statement as a whole.

Based on our limited review, we are not aware of any material modifications that should be made to the presented consolidated balance sheet and income statement for them to be in conformity with the law, accounting standards, principles and generally accepted practices.

Drammen, April 10, 2002
ERNST & YOUNG AS

Atle Terum
State Authorized Public Accountant (Norway)

Note: The translation from Norwegian has been prepared for information purposes only

ERNST & YOUNG

Statsautoriserte revisorer

Ernst & Young AS
Nedre Storgt. 42
P.O. Box 560 Bragernes
N-3002 Drammen

Medlemmer av Den norske Revisorforening

Foretaksregisteret:
NO 976 389 387 MVA

Tel. 32 83 88 90
Fax 32 83 86 25
32 89 08 18

To the Board of Directors of
Apptix ASA

Auditor's report regarding pro forma adjustments

We have audited the pro forma adjustments that reflect the transactions described in the demerger prospectus and the utilization of these adjustments on historical financial information at the preparation of the enclosed consolidated pro forma balance sheets and income statements of Apptix ASA. The consolidated pro forma balance sheet for Apptix ASA as of December 31, 2000 and the consolidated income statement and cash flow statement for the period up to December 31, 2001 have been based on historical figures.

The consolidated pro forma balance sheet as of December 2000 and the consolidated pro forma income statement for the year 2000 are prepared by the management of TeleComputing ASA based on the audited consolidated financial statement for TeleComputing ASA for the above mentioned period. The consolidated pro forma balance sheet as of December 31, 2001 and the consolidated pro forma income statement and cash-flow statement as of December 31, 2001 have been based on the third quarter report as of September 30, 2001 for TeleComputing ASA and the quarterly report for the period October 1 to December 31, 2001 for Apptix ASA. The financial statement for TeleComputing for the nine months period ended September 30, 2001 and the financial statement for Apptix for the three months period ended December 31, 2001 have been subject to limited review.

The pro forma adjustments are based on management's assumptions described in Appendix 2 to the prospectus regarding financial information. Our audit is carried out in accordance with generally accepted auditing standards in Norway and we give our opinion in accordance with RS 800 "The Auditor's Report on Special purpose Audit Engagements". We have carried out the audit procedures considered necessary to give our report.

The purpose of the enclosed pro forma financial information is to show the material effects that the suggested above-mentioned transactions could have in relation to the historical consolidated financial statements if the transactions had been made effective at an earlier point in time. The pro forma financial statements will, however, not

Arendal Bergen Bø Drammen Egersund Fredrikstad
Haugesund Horten Hønefoss Kongsberg Kragerø
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Stavanger Stokke Trondheim Tønsberg Vikersund Ålesund

ERNST & YOUNG

necessarily reflect the financial position and the financial result of the Company that would have been achieved if the transactions had actually been carried out earlier.

In our opinion, the management's assumptions are reasonable and reflect the material effects of the above-mentioned transactions. The pro forma adjustments are in accordance with these assumptions.

The consolidated balance sheet for Apptix ASA as of December 31, 2001 as well as the pro forma consolidated balance sheet as of December 31, 2000 and the pro forma income statements and cash-flows for the financial years 2001 and 2000 reflect in our opinion a correct use of the above-mentioned pro forma adjustments at the restatement of the audited financial statements for TeleComputing ASA and the quarterly reports that have been subject to a limited review for TeleComputing ASA and Apptix ASA

Drammen April 10, 2002
ERNST & YOUNG AS

Atle Terum
State Authorized Public Accountant (Norway)

Note: The translation from Norwegian has been prepared for information purposes only

APPTIX ANNOUNCES FIRST QUARTER 2002 FINANCIAL RESULTS

STERLING, VA and BILLINGSTAD, NORWAY, May 13, 2002 - Apptix ASA (Oslo Exchange: APP), a leading enabler of hosted business messaging, communications and collaboration solutions for service providers, today announced financial results for the first three months of 2002. Apptix was formed as a separate listed company on April 8th, 2002, when the U.S.-based service provider subsidiary demerged from TeleComputing ASA. This is the first time financial results are being reported separately for the service provider business.

The service provider business generated total operating revenues of $387,867 for the quarter ended March 31, 2002, a 22 percent increase over the $317,547 reported in Q1 of the prior year. Monthly recurring *hosted application services* made up 63 percent of Q1 2002 revenues, up from three percent derived from recurring revenues (the rest coming from consulting services) in Q1 of the prior year. Operating loss totaled $4.5 million compared to $5.1 million in the first quarter of the prior year. This $4.5 million operating loss included a restructuring charge in Q1 2002 of $1.3 million associated largely with the facilities-leasing and leasehold improvements write-down of its Ft. Lauderdale, Florida offices. The Company is consolidating all of its U.S. operations to Sterling, Virginia. Excluding this write down, operating expenses in Q1 2002 totaled $3.3 million, a 22 percent reduction from the $4.9 million reported in the same period a year earlier. Net loss for the quarter was $4.5 million. After backing out the $1.3 million facilities-related restructuring charge, this represents a 33 percent improvement over the $4.8 million net loss reported in Q1 2001.

Apptix entered Q1 2002 with $8.3 million in cash and closed the quarter with $5.7 million. This number is in line with the expectation set by the Company's management team prior to the demerger (and does not include the approximately $7.8 million of additional investment into Apptix in Q2 2002). Cash flows used in operating activities totaled $2.9 million, representing a 48 percent decrease from Q1 2001 when, according to last year's *pro forma* Consolidated Cash Flow, the Company used $5.7 million to fund operating activities in the U.S.

"One of the quarter's major milestones was the laying of the groundwork for the successful demerger of the Apptix business from TeleComputing ASA. We launched Apptix with no significant debt, a strong balance sheet, a base of about 2,500 shareholders and leading service provider customers," said Jason Donahue, CEO and President of Apptix ASA. "In addition, we are pleased with the progress we are making in increasing our service provider customer base. We have been working hard to implement and deliver on our contracts with five service providers, extending our reach in both the U.S. and Europe, and we are working closely with our service provider partners to increase their customer bases."

Apptix is continuing to implement its consolidation to Virginia and the Company expects that operating expenses in Q2 2002 will include some employee relocation and severance costs associated with closing the Florida office. The Company believes that its operating expenses are now predictable and that, given current revenues and the additional cash raised in Q2 2002 through both a completed directed offering of new shares and an underwritten rights share offering scheduled to be completed early June, 2002, it has sufficient cash to meet its operating needs for the foreseeable future.

Additional first quarter highlights included:

- Increased service provider partners in production from one to three, thereby significantly increasing the scale of the sales force selling services based on the Apptix solution.
- Increased in-production subscriber base by over 1,800 seats through existing service provider contracts and new contracts.
- Acquired the assets of Commtouch's Hosted Microsoft Exchange messaging business, including 30 of its business customers using hosted messaging applications. As part of the agreement, Jamcracker and Outtask became channel partners for Apptix's business messaging and collaboration services based on Microsoft® Exchange Server 2000.
- Expanded its suite of private-label hosted business messaging and collaboration applications solutions for service provider by adding two Microsoft offerings -- Microsoft Office XP productivity tools for improving collaboration between employees, customers and partners, and Microsoft SharePoint Team Services, which provides a customizable, out-of-the-box team Web site for ad-hoc collaboration and sharing of information, such as documents, calendars, announcements, and other postings.

About Apptix

Apptix (OSE:APP) – the source for hosted messaging, collaboration and communications applications – enables service providers and outsourcers to seamlessly deliver leading hosted applications and Web services to their customers. Apptix's comprehensive private-label solution includes TECOS® a highly scalable infrastructure platform for provisioning and service management; full back-office integration with billing and customer care; ongoing support for an Apptix-provided wholesale service; consulting services; and revenue assurance marketing programs. With operational headquarters in Sterling, VA, and offices in Europe, the Company, who's service provider business was launched by TeleComputing ASA late 2000, is one of the world's most experienced application hosting companies. Through its alliances with market-leading companies, Apptix's solution suite consists of the industry's top applications. Apptix is Microsoft's lead partner for delivering private-label hosted solutions to network service providers and a Microsoft Gold Certified Partner for Hosting and Application Services. For more information on Apptix, please visit www.Apptix.com.

Apptix ASA
Consolidated Statements of Operations
Limited review

(Amounts in $000)	3 months ended March, 2002	3 months ended March, 2001
Revenues		
ASP Services	$ 246	$ 9
Other Revenues	142	309
Total Operating Revenues	388	318
Cost of Sales		
Direct costs of ASP services	267	398
Direct costs of other revenues	9	70
Total cost of sales	276	468
Gross profit	112	(150)
Operating Expenses		
Compensation	1,863	2,994
Restructuring charges	1,335	-
Other operational and administrative costs	788	1,230
Depreciation and amortization	658	704
Total operating expenses	4,644	4,928
Operating loss	(4,532)	(5,078)
Other Income/(Expense)		
Interest, net	30	150
Other income/(expense)	(5)	175
Other income/(expense)	25	325
Loss before Income Taxes	(4,507)	(4,753)
Income tax benefit/(expense)	-	-
Net Loss	$ (4,507)	$ (4,753)
Loss per Share	$ (0.16)	$ (0.19)
Weighted average common shares outstanding	27,429,675	25,613,525

Apptix ASA

Consolidated Balance Sheet
Limited review

(Amounts in $000)	March 31, 2002	December 31, 2001	March 31, 2001
ASSETS			
Non-current assets			
Intangible Assets	532	421	647
Total intangible assets	532	421	647
Property, Plant and Equipment, net	3,293	4,206	5,965
Financial non-current assets	162	104	74
Total non-current assets	3,987	4,731	6,686
Current Assets			
Accounts Receivable	402	406	276
Other current assets	712	211	504
Prepaid expenses	244	364	391
Cash and Cash Equivalents	5,721	8,271	15,169
Total Current Assets	7,079	9,252	16,340
TOTAL ASSETS	$ 11,066	$ 13,983	$ 23,026
LIABILITIES AND SHAREHOLDERS EQUITY			
Shareholders Equity			
Common stock	$ 203	$ 203	$ 196
Paid-in premium reserve	6,928	10,539	20,219
Total Shareholders Equity	7,131	10,742	20,415
Long-Term Debt			
Capital lease obligations	1,279	1,319	1,462
Other long-term debt	1,072	339	66
Total Long-Term Debt	2,351	1,658	1,528
Current Liabilities			
Trade accounts payable	945	758	555
Accrued Benefits	-	137	8
Other current liabilities	639	688	520
Total Current Liabilities	1,584	1,583	1,083
TOTAL LIABILITIES AND EQUITY	$ 11,066	$ 13,983	$ 23,026

Apptix ASA.
Consolidated Cash Flow
Q1 2002

Limited review

	Three months ended March 31, (Amounts in $000) 2002	2001
Cash flows from operating activities		
Loss before tax	(4,508)	(4,753)
Depreciation and amortization	658	704
Restructuring charges (moving to Virginia)	1,335	162
Change in accounts receivable	13	(218)
Change in trade accounts payable	167	(1,127)
Change in other assets and liabilities	(595)	(449)
Cash flows used in operating activities	(2,929)	(5,681)
Cash flows from investing activities		
Purchases of intangible assets	(210)	(61)
Purchases of property and equipment	(89)	(410)
Cash flows used in investing activities	(299)	(471)
Cash flows from financing activities		
Payments on capital lease obligations	(175)	(64)
Expenses covered by TeleComputing	753	-
Proceeds from share offerings	-	10,753
Cash flows provided by financing activities	579	10,689
Effect of exchange rates on cash and cash equivalents	100	(490)
Net increase in cash and cash equivalents	(2,550)	4,047
Cash and cash equivalents at beginning of period	8,271	11,122
Cash and cash equivalents at end of period	5,721	15,169

Apptix ASA
Consolidated Statements of Operations
Limited review

(Amounts in NOK 1,000)	3 months ended March, 2002	3 months ended March, 2001
Revenues		
ASP Services	2,194	79
Other Revenues	1,263	2,743
Total Operating Revenues	3,457	2,822
Cost of Sales		
Direct costs of ASP services	2,379	3,535
Direct costs of other revenues	83	623
Total cost of sales	2,462	4,158
Gross profit	995	(1,336)
Operating Expenses		
Compensation	16,607	26,609
Restructuring charges	11,903	-
Other operational and administrative costs	7,022	10,927
Depreciation and amortization	5,862	6,253
Total operating expenses	41,394	43,789
Operating loss	(40,399)	(45,125)
Other Income/(Expense)		
Interest, net	263	1,329
Other income/(expense)	(41)	1,556
Other income/(expense)	222	2,885
Loss before Income Taxes	(40,177)	(42,240)
Income tax benefit/(expense)	-	-
Net Loss	(40,177)	(42,240)
Loss per Share	(1.46)	(1.65)
Weighted average common shares outstanding	27,429,675	25,613,525

Apptix ASA
Consolidated Balance Sheet
Limited review

(Amounts in NOK 1,000)	March 31, 2002	December 31, 2001	March 31, 2001
ASSETS			
Non-current assets			
Intangible Assets	4,684	3,794	5,900
Total intangible assets	4,684	3,794	5,900
Property, Plant and Equipment, net	29,005	37,903	54,413
Financial non-current assets	1,432	939	679
Total non-current assets	35,121	42,636	60,992
Current Assets			
Accounts Receivable	3,541	3,656	2,517
Other current assets	6,268	3,284	4,594
Prepaid expenses	2,147	1,895	3,570
Cash and Cash Equivalents	50,389	74,535	138,379
Total Current Assets	62,345	83,370	149,060
TOTAL ASSETS	97,466	126,006	210,052
LIABILITIES AND SHAREHOLDERS EQUITY			
Shareholders Equity			
Common stock	1,827	1,827	1,791
Paid-in premium reserve	60,988	94,979	184,448
Total Shareholders Equity	62,815	96,806	186,239
Long-Term Debt			
Capital lease obligations	11,259	11,890	13,335
Other long-term debt	9,442	3,048	600
Total Long-Term Debt	20,701	14,938	13,935
Current Liabilities			
Trade accounts payable	8,319	6,829	5,063
Accrued Benefits	-	1,233	73
Other current liabilities	5,631	6,200	4,742
Total Current Liabilities	13,950	14,262	9,878
TOTAL LIABILITIES AND EQUITY	97,466	126,006	210,052

Apptix ASA.
Consolidated Cash Flow
Q1 2002

Limited review

	Three months ended March 31, (Amounts in NOK 1,000)	
	2002	**2001**
Cash flows from operating activities		
Loss before tax	(40,177)	(42,240)
Depreciation and amortization	5,861	6,253
Restructuring charges (moving to Virginia)	11,903	1,441
Change in accounts receivable	115	(1,935)
Change in trade accounts payable	1,490	(10,017)
Change in other assets and liabilities	(5,300)	(3,988)
Cash flows used in operating activities	(26,108)	(50,486)
Cash flows from investing activities		
Purchases of intangible assets	(1,875)	(546)
Purchases of property and equipment	(793)	(3,642)
Cash flows used in investing activities	(2,668)	(4,188)
Cash flows from financing activities		
Payments on capital lease obligations	(1,556)	(566)
Expenses covered by TeleComputing*	6,715	-
Proceeds from share offerings	-	95,563
Cash flows provided by financing activities	5,159	94,997
Effect of exchange rates on cash and cash equivalents	(529)	(359)
Net increase in cash and cash equivalents	(24,146)	39,964
Cash and cash equivalents at beginning of period	74,535	98,415
Cash and cash equivalents at end of period	50,389	138,379

ERNST & YOUNG

■ Statsautoriserte revisorer

Ernst & Young AS
Nedre Storgt. 42
P.O. Box 560 Brakerøya
N-3002 Drammen

■ Foretaksregisteret:
NO 976 389 387 MVA

Tel. 32 83 88 90
Fax 32 83 86 25
32 89 08 18
www.ey.no

Medlemmer av Den norske Revisorforening

To the Board of Directors of
Apptix ASA

Auditors report regarding limited review of Apptix ASA

We have performed a limited review of the presented consolidated financial statement for Apptix ASA for the three months period ended March 31, 2002, which show a net loss of TNOK 40 177. The financial statement consists of consolidated balance sheet as of March 31, 2002 and the corresponding income statement and cash flow statement of the Apptix ASA Group as of three months period ended March 31, 2002. These consolidated balance sheets, income statements and cash flows are the responsibility of the Company's management. We are engaged to give a statement based on our performed limited review procedures.

Our limited review is carried out in accordance with generally accepted limited review standards and practices in Norway. Those standards and practices require that we plan and perform our limited review to obtain reasonable assurance about whether the consolidated balance sheet and income statement are free of material misstatements. A limited review is basically limited to making inquiries with management and of applying analytical procedures to financial data. Our review procedures performed were substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Norway. The objective of which would be the expression of an opinion regarding the financial statement as a whole.

Based on our limited review, we are not aware of any material modifications that should be made to the presented consolidated balance sheet and income statement for them to be in conformity with the law, accounting standards, principles and generally accepted practices.

Drammen, May 10, 2002
ERNST & YOUNG AS

Atle Terum

Atle Terum
State Authorized Public Accountant (Norway)

Note: The translation from Norwegian has been prepared for information purposes only

■ Arendal, Bergen, Bø, Drammen, Fosnavåg, Fredrikstad, Holmestrand, Horten, Hønefoss, Kongsberg, Kragerø, Kristiansand, Larvik, Levanger, Lillehammer, Moss, Måløy, Notodden, Oslo, Otta, Porsgrunn/Skien, Sandefjord, Sortland, Stavanger, Steinkjer, Trondheim, Tønsberg, Vikersund, Ålesund

Apptix ASA

Nesøyveien 4
P.O. Box 317
N-1377 Billingstad

Telephone: +47 66 77 65 70
Fax: +47 66 77 65 71

Carnegie ASA

Stranden 1, Aker Brygge
P.O. Box 684 Sentrum
N-0106 Oslo

Telephone: +47 22 00 93 00
Fax: +47 22 00 94 00